      As Filed with the Securities and Exchange Commission on May 5, 1997

                                                    Registration No. 333- ______

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2


               UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT
                             (Exact name of trust)

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                              (Name of depositor)

                            2001 Third Avenue South
                           Birmingham, Alabama 35233
         (Complete address of depositor's principal executive offices)

(Name and complete address
of agent for service)                       Copy to:

James L. Sedgwick, Esq.                     Frederick R. Bellamy, Esq.
United Investors Life Insurance Company     Sutherland, Asbill & Brennan, L.L.P.
2001 Third Avenue South                     1275 Pennsylvania Avenue, N.W.
Birmingham, Alabama 35233                   Washington, DC  20004-2404



                 Approximate date of proposed public offering:
As soon as practicable after the effective date of this Registration Statement

  Securities Being Offered: Flexible Premium Variable Life Insurance Policies

          Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of the securities being offered.

          The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

               UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT

                    UNITED INVESTORS LIFE INSURANCE COMPANY

               Cross Reference to Items Required by form N-8B-2

N-8B-2 Item         Caption in Prospectus
-----------         ---------------------
1                   Cover Page
2                   Cover Page
3                   Not applicable
4                   Sale of the Policies
5                   The Variable Account
6                   The Variable Account
7                   Not applicable
8                   The Variable Account
9                   Litigation
10                  Summary and Diagram of the Policy; Premiums; Net Premium
                    Allocations; Death Benefits; Other Policy Provisions; Surrender
                    of the Policy; Loan Benefits; The Variable Account and
                    TMK/United; Voting of Portfolio Shares
11                  The Variable Account and TMK/United; Net Premium Allocations
12                  The Variable Account and TMK/United; Net Premium Allocations
13                  Charges and Deductions; Assignment and Change of Owner; Other
                    Policy Provisions
14                  Facts About the Policy
15                  Premiums; Planned Premiums; Net Premium Allocations
16                  Net Premium Allocations
17                  Free Look Right to Cancel Policy; Surrender of the Policy;
                    Partial Surrenders; Loan Benefits; Requesting Payments; Other
                    Policy Provisions
18                  The Variable Account and TMK/United; Other Policy Provisions
19                  Reports to Owners
20                  Not applicable
21                  Loan Benefits
22                  Other Policy Provisions
23                  Not applicable
24                  Not applicable
25                  United Investors
26                  Not applicable
27                  United Investors
28                  Directors and Officers of United Investors
29                  United Investors
30                  Not applicable
31                  Not applicable
32                  Not applicable
33                  Not applicable

34                  Not applicable
35                  United Investors
36                  Not applicable
37                  Not applicable
38                  Sale of the Policies
39                  Sale of the Policies
40                  Not Applicable
41                  Sale of the Policies
42                  Not applicable
43                  Not applicable
44                  Policy Account Values
45                  Not applicable
46                  Policy Account Values
47                  Net Premium Allocations
48                  United Investors
49                  Not applicable
50                  The Variable Account and TMK/United
51                  Premiums; Net Premium Allocations; Charges and Deductions;
                    Surrender of the Policy
52                  The Variable Account and TMK/United
53                  Tax Considerations
54                  Not applicable
55                  Hypothetical Illustrations
56                  Not applicable
57                  Not applicable
58                  Not applicable
59                  Financial Statements

               UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT

                Flexible Premium Variable Life Insurance Policy
                       Prospectus Date __________, 1997

                    United Investors Life Insurance Company
                             Administrative Office
                         2323 Bryan Street, Suite 1100
                              Dallas, Texas 75221
                                (800) 453-1271


This prospectus describes a flexible premium variable life insurance policy ("Policy") offered by United Investors Life Insurance Company ("United Investors," "we," "us," or "our"). The Policy provides life insurance protection on the insured (the "Insured") up to the Maturity Date. It also provides flexibility to vary the amount and timing of premiums and to change the amount of Death Benefits payable under the Policy. This flexibility allows the purchaser of a Policy ("you," "your," or the "Owner,") to provide for changing insurance needs under a single insurance policy.



You may allocate net premiums and Policy Value to the United Investors Universal Life Variable Account (the "Variable Account"), to United Investors' general account (the "Fixed Account"), or to a combination of both within certain limits. The Variable Account is divided into 11 investment divisions (each, an "Investment Division"). Assets of each Investment Division are invested in a corresponding investment portfolio (each, a "Portfolio") of TMK/United Funds, Inc. ("TMK/United"). The Portfolios currently available include:


Asset Strategy Portfolio     High Income Portfolio       Limited-Term Bond
                                                         Portfolio
Balanced Portfolio           Income Portfolio            Money Market Portfolio
Bond Portfolio               International Portfolio     Science and Technology
                                                         Portfolio
Growth Portfolio                                         Small Cap Portfolio


The accompanying prospectus for TMK/United describes each of the Portfolios, including the risks of investing in each Portfolio, and provides other information about TMK/United. You bear the entire investment risk for all amounts allocated or transferred to the Investment Divisions because the Policy Value will vary with the investment performance of the Investment Divisions you select. United Investors guarantees that amounts allocated to the Fixed Account will earn a guaranteed minimum interest rate of at least 4% per year.

You can select from two Death Benefit options available under the Policy: Option A (greater of Face Amount or a multiple of Policy Value); and Option B (greater of Face Amount plus Policy Value, or a multiple of Policy Value).

The Policy provides for a Cash Surrender Value. Because this value is based on the performance of the Investment Divisions, there is no guaranteed minimum Cash Surrender Value for amounts allocated to the Variable Account. The Net Cash Surrender Value is the Cash Surrender Value reduced by any Loan Balance. If the Net Cash Surrender Value is insufficient to cover the charges due under the Policy, the Policy will terminate without value. However, the Policy will not terminate during the Death Benefit Guarantee Period, regardless of the sufficiency of the Net Cash Surrender Value, so long as the minimum premiums for the Death Benefit Guarantee have been paid. The Policy also provides for transfers among Investment Divisions, Policy Loans and permits Partial Surrenders (withdrawals) within limits.

This prospectus should be read carefully and retained for future reference. A prospectus for TMK/United Funds, Inc. must accompany this prospectus and should be read in conjunction with this prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.



                               TABLE OF CONTENTS
SUMMARY AND DIAGRAM OF THE POLICY.....................................  - 5 -

DEFINITIONS........................................................... - 10 -

UNITED INVESTORS...................................................... - 11 -

THE VARIABLE ACCOUNT AND TMK/UNITED................................... - 11 -

FACTS ABOUT THE POLICY......................................................  -15 -
      Applying for a Policy................................................. - 15 -
      Free Look Right to Cancel Policy...................................... - 16 -
      Premiums.............................................................. - 16 -
      Planned Premiums...................................................... - 16 -
      Premiums to Prevent Termination....................................... - 17 -
      Death Benefit Guarantee............................................... - 18 -
      Crediting Premiums to the Policy...................................... - 18 -
      Net Premium Allocations............................................... - 18 -
      Fixed Account Option.................................................. - 19 -
      Transfers............................................................. - 19 -
      Dollar-Cost Averaging................................................. - 20 -
      Surrender of the Policy............................................... - 21 -
      Partial Surrenders.................................................... - 21 -
      Loan Benefits......................................................... - 22 -
      Requesting Payments................................................... - 24 -
      Other Changes......................................................... - 25 -
      Reports to Owners..................................................... - 25 -
      Other Policy Provisions............................................... - 25 -
      Assignment and Change of Owner........................................ - 27 -
      Supplemental Benefits................................................. - 27 -

CHARGES AND DEDUCTIONS...................................................... - 28 -

POLICY VALUES............................................................... - 33 -
      Policy Value.......................................................... - 33 -
      Cash Surrender Value.................................................. - 33 -
      Net Cash Surrender Value.............................................. - 33 -
      Variable Account Value................................................ - 34 -
      Fixed Account Value................................................... - 37 -

DEATH BENEFITS.............................................................. - 38 -
      Amount of Death Benefit Payable....................................... - 38 -
      Death Benefit Options................................................. - 38 -
      Changing the Death Benefit Option..................................... - 39 -
      Changing the Face Amount.............................................. - 40 -


      Effect of Partial Surrenders on the Death Benefit .................... - 42 -
      Changing the Beneficiary ............................................. - 42 -

HYPOTHETICAL ILLUSTRATIONS.................................................. - 42 -

TAX CONSIDERATIONS.......................................................... - 52 -

ADDITIONAL INFORMATION...................................................... - 59 -
      Directors and Officers of United Investors............................ - 59 -
      Sale of the Policies.................................................. - 60 -
      Voting of Portfolio Shares............................................ - 61 -
      Other Information..................................................... - 62 -
      Litigation............................................................ - 62 -
      Legal Matters......................................................... - 62 -
      Experts............................................................... - 62 -
      Financial Statements.................................................. - 63 -

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

SUMMARY AND DIAGRAM OF THE POLICY

The following summary of prospectus information and diagram of the important features of the Policy should be read in conjunction with the more detailed information appearing elsewhere in this prospectus. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Policy is in force and there is no outstanding Loan Balance. Definitions of certain terms used in this prospectus may be found by referring to the "Definitions" section immediately following the diagram.

The Policy. The Policy is designed to provide life insurance coverage on a named Insured up to the Maturity Date, cash values, surrender rights, loan privileges, and other features associated with conventional life insurance. You should consider the Policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the Policy.

The Cash Surrender Value may be substantially lower than the premiums paid. The Policy Value may decrease if the investment performance of the Investment Divisions to which Policy Value is allocated is sufficiently adverse or not sufficiently positive to cover the charges under the Policy. If the Net Cash Surrender Value becomes insufficient to cover charges when due and the Death Benefit Guarantee is not in effect, the Policy will terminate without value after a grace period. See "Premiums to Prevent Termination."

Tax Considerations. United Investors intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain circumstances, a Policy could be treated as a "modified endowment contract." We will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations."

Free Look Right to Cancel. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a full refund of all premiums paid. See "Free Look Right to Cancel Policy."

Owner Inquiries. If you have any questions, you may write or call our Administrative Office at 2323 Bryan Street - Suite 1100, P.O. Box 219065, Dallas, TX 75221-9065, (800) 453-1271.

                               DIAGRAM OF POLICY

--------------------------------------------------------------------------------
                                   PREMIUMS

* You select a payment plan but are not required to pay premiums according to the plan. You can vary the frequency and amount, within limits, and can skip planned premiums. See "Planned Premiums." Under certain circumstances, extra premiums may be required to prevent termination. See "Premiums to Prevent Termination."

* Minimum initial premium and planned premium depend on the Insured's age, sex, risk class, Face Amount selected, and any supplemental benefit riders. See "Premiums."

*  Unplanned premiums may be made, within limits.  See "Premiums."
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------
                          ALLOCATIONS OF NET PREMIUMS

* A 3.5% premium expense charge is deducted from each premium before allocation resulting in a Net Premium.

*  No sales load is deducted from premiums.

* You direct the allocation of Net Premiums among the Investment Divisions and the Fixed Account. See "Net Premium Allocations" for rules and limits.

* Interest is credited on amounts allocated to the Fixed Account at a rate determined by United Investors, but not less than an annual effective rate of 4%.  See "Transfers" for rules and limits on Fixed Account allocations.
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
               PORTFOLIOS AVAILABLE THROUGH INVESTMENT DIVISIONS

* The Investment Divisions invest in corresponding Portfolios of TMK/United Funds, Inc. See "TMK/United."

* The Policy Value in the Investment Divisions is not guaranteed and may decrease or increase. Principal is not guaranteed.

* The Portfolios currently available and their management fees and other expenses (expressed as a percentage of net assets of each Portfolio) are as follows. The figures are for 1996 (except for Science and Technology which are estimates for 1997 because it commenced operations on April 4, 1997). Future fees and expenses may be higher or lower.


              Asset       Balanced       Bond         Growth    High Income
             Strategy
Fees           .80%          .60%        .53%          .70%        .65%
Expenses       .13%          .10%        .06%          .03%        .06%
             ------        ------      ------        ------      ------
Total          .93%          .70%        .59%          .73%        .71%


          Income   International  Limited-Term   Money   Science and  Small Cap
                                  Bond           Market  Technology
Fees        .70 %        .80%        .55%        .50%       .70%        .85%
Expenses    .03 %        .20%        .21%        .11%       .03%        .06%
           ------      ------      ------      ------     ------      ------
Total       .73 %       1.00%        .76%        .61%       .73%        .91%

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
                            DEDUCTIONS FROM ASSETS

* A monthly deduction is made for: (1) cost of insurance; (2) a monthly administrative charge (currently $5.00; maximum is $7.50); (3) a Guaranteed Death Benefit Charge of $0.01 per $1,000 of Face Amount as long as the Death Benefit Guarantee remains in effect; and (4) any supplemental benefit charges. See "Charges and Deductions -- Monthly Deduction."

* A daily charge for mortality and expense risks at a current effective annual rate of 0.90% during the first 10 years of the Policy (0.70% thereafter) is deducted from assets in the Investment Divisions. The maximum mortality and expense risk charge is 0.90% for all Policy Years. See "Charges Deducted From the Investment Divisions." This charge is not deducted from Fixed Account Value.

* Management fees and other expenses are deducted from the assets of each Portfolio. See "Portfolios Available Through Investment Divisions."

* See "Allocations of Net Premiums" and "Cash Benefits" for other charges and deductions.
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                 POLICY VALUE

* The Policy Value is the sum of the amounts in the Investment Divisions and in the Fixed Account credited to your Policy. See "Policy Value," "Fixed Account Value," and "Variable Account Value."

* Policy Value varies from day to day to reflect Investment Division investment experience, interest credited on Fixed Account allocations, charges deducted and other Policy transactions (such as Policy Loans, transfers and Partial Surrenders.)

*  Policy Value can be transferred ($100 minimum) among the Investment
Divisions and the Fixed Account up to 12 times in a Policy Year. See "Transfers" for rules and limits. Policy Loans reduce the amount available for allocations and transfers.

* Policy Value serves as the starting point for calculating certain values under a Policy, such as the Cash Surrender Value and the Death Benefit (under Option B).

* There is no minimum guaranteed Policy Value. The Policy may terminate on a Monthly Anniversary if the Net Cash Surrender Value is insufficient to cover the Monthly Deduction then due and the Death Benefit Guarantee is not in effect.
-----------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        CASH BENEFITS

* Loans may be taken for amounts up to 90% of Cash Surrender Value. See "Policy Loans" and "Tax Considerations."

* Partial Surrenders generally can be made at any time during the Insured's life before the Policy is terminated provided there is sufficient remaining Net Cash Surrender Value. A Partial Surrender charge equal to the lesser of $25 or 2% of the Partial Surrender amount requested, plus a portion of the surrender charge, will be charged for each Partial Surrender. See "Partial Surrenders" for rules and limits.

* The Policy can be surrendered at any time for its Net Cash Surrender Value (Policy Value minus any applicable surrender charge minus any Loan Balance). See "Full Surrenders."

* A surrender charge will be deducted from the Policy Value upon a full surrender of the Policy prior to the end of the 16th Policy Year or the end of the 16th year after an increase in Face Amount. The surrender charge varies based on the Insured's age on the Policy Date or Attained Age at the time of an increase and is a stated amount per $1,000 of Face Amount. For each age, the surrender charge is imposed on full surrenders during the first five Policy Years (or first five years after an increase in Face Amount). For each age, the surrender charge then decreases annually beginning in the sixth Policy Year until it reaches zero at the end of the 16th Policy Year. See "Surrender Charge."

* A variety of payment options are available.

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
                         DEATH BENEFITS

* Death Benefits are available as lump sum or under a variety of payment options.

* The minimum Face Amount available varies based on the age and risk class of the Insured.

* Death Benefits are available in two Death Benefit Options: Option A (greater of Face Amount or a multiple of Policy Value); or Option B (greater of Face Amount plus the Policy Value, or a multiple of Policy Value). See "Death
       ----
Benefits."

* There is flexibility to change the Face Amount and to change the Death Benefit Option. See "Changing the Face Amount" and "Changing the Death Benefit Option" for rules and limits.

* The Death Benefit Guarantee keeps the Policy in force regardless of sufficiency of Net Cash Surrender Value as long as cumulative premiums paid on the Policy, less any Partial Surrenders and any Loan Balance, are at least equal to (a) the Minimum Monthly Premium multiplied by (b) the number of months the Policy has been in force. See "Death Benefit Guarantee."

* The Death Benefit generally should be excludable from the gross income of the Beneficiary. See "Tax Considerations."
--------------------------------------------------------------------------------

DEFINITIONS

Administrative Office - 2323 Bryan Street - Suite 1100, P.O. Box 219065, Dallas, TX 75221-9065, (800) 453-1271.

Attained Age - The age of the Insured on his or her last birthday at the beginning of each Policy Year.

Cash Surrender Value - Policy Value less any applicable surrender charges.

Death Benefit - The amount of insurance payable to the Beneficiary on the death of the insured.

Death Benefit Guarantee Period -- The period in which the Death Benefit is guaranteed to remain in effect as long as the sum of the premiums paid minus any Partial Surrenders and any Loan Balance equals or exceeds the Minimum Monthly Premium multiplied by the number of months the Policy is in force.

Death Benefit Option - One of two options under the Policy that is used to determine the amount of the Death Benefit.

Fixed Account - All assets of United Investors Life Insurance Company other than those in any separate account.

Fixed Account Value - The Policy Value in the Fixed Account.

Loan Balance - The sum of all outstanding loans including principal and interest.

Maturity Date - Policy Anniversary on or next following the Insured's 100th Birthday.

Minimum Monthly Premium - For any Policy Month during the Death Benefit Guarantee Period, the minimum amount of premium required to keep the Death Benefit Guarantee in effect.

Monthly Anniversary - The same day each month as the Policy Date. If the Monthly Anniversary falls on a date other than a Valuation Date, the next following Valuation Date will be deemed the Monthly Anniversary.

Net Cash Surrender Value - Cash Surrender Value less any Loan Balance.

Net Premium - The premium received less the premium expense charge.

Partial Surrender - A request to withdraw a portion of the Net Cash Surrender Value. A Partial Surrender will be subject to a surrender charge.

Policy Anniversary - The same day and month as the Policy Date each year that the Policy remains in force. If the Policy Anniversary falls on a date other than a Valuation Date, the next following Valuation Date will be deemed the Policy Anniversary.

Policy Date - The date from which Policy Anniversaries and Policy Years are determined. Your Policy Date is shown in your Policy.

Policy Loan - A request to borrow a portion of the Net Cash Surrender Value.

Policy Month - The first Policy Month starts on the Policy Date. Subsequent Policy Months start on the Monthly Anniversary.

Policy Value - The sum of the Variable Account Value and the Fixed Account
Value.

Valuation Date - Each day that the New York Stock Exchange is open for trading.

Valuation Period - The period of time beginning at the close of the New York Stock Exchange on one Valuation Date and ending at the close of the New York Stock Exchange on the next Valuation Date.

Variable Account Value - The sum of the values of the Investment Divisions under the Policy.

We, Us, or United Investors - United Investors Life Insurance Company.

You and Your - The Owner of the Policy.

UNITED INVESTORS

United Investors Life Insurance Company. United Investors is a Missouri Stock life insurance company that was incorporated on August 17, 1981 as the successor to a company of the same name established in Missouri on September 27, 1961. United Investors is indirectly owned by Torchmark Corporation. United Investors is principally engaged in offering life insurance and annuity contracts and is authorized to do business in the District of Columbia and all states except New York. United Investors also serves as the depositor to United Investors Life Variable Account, an investment company supporting other variable life insurance policies issued by United Investors. United Investors' address is 2001 Third Avenue South, Birmingham, Alabama 35233. See "Directors and Officers of United Investors" for information on the directors and officers of United Investors.

THE VARIABLE ACCOUNT AND TMK/UNITED

The Variable Account. United Investors established United Investors Universal Life Variable Account (the "Variable Account") as a separate investment account under Missouri law on April 18, 1997. United Investors owns the assets in the Variable Account and is obligated to pay benefits under the Policies. The Variable Account is used to support the Policies as well as for other purposes permitted by law. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or United Investors.

The Variable Account is divided into Investment Divisions, each of which currently invests in shares of a specific Portfolio of TMK/United Funds, Inc. See "TMK/United." These Investment Divisions buy and redeem Portfolio shares at net asset value. Any dividends and distributions from security transactions of a Portfolio are reinvested at net asset value in shares of the same Portfolio. Income, gains and losses, realized or unrealized, of an Investment Division are credited to or charged against that Investment Division without regard to any other income, gains or losses of United Investors. Assets equal to the reserves and other contract liabilities with respect to each Investment Division are not chargeable with liabilities arising out of any other business or account of United Investors. If the assets exceed the required reserves and other liabilities, United Investors may transfer the excess to its general account.

The Variable Account may include other Investment Divisions that are not available under the Policy and are not otherwise discussed in this prospectus. United Investors may substitute another Investment Division or insurance company separate account under the Policy if, in United Investors' judgment, investment in an Investment Division should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another Investment Division or insurance company separate account is in the best interest of Owners. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

United Investors may make changes to the Variable Account to the extent permitted by applicable law and regulations. These changes may include: (1) operating the Variable Account as a management company under the 1940 Act, or in any other form permitted by law, if we deem it to be in the best interest of Owners; (2) deregistering the Variable Account under the 1940 Act if such registration is no longer required; or (3) combining the Variable Account with other separate investment accounts.

TMK/United. The Variable Account has eleven Investment Divisions, each investing in a specific Portfolio of TMK/United. TMK/United is a series-type fund registered with the SEC as a diversified open-end management investment company under the 1940 Act. Waddell & Reed Investment Management Company ("Waddell & Reed"), an affiliate of United Investors, is the manager of TMK/United and provides investment advisory services to TMK/United. Waddell & Reed maintains a large staff of experienced investment personnel and provides investment advice to and supervises investments of a number of mutual funds. Each Portfolio pays Waddell & Reed a management fee for managing that Portfolio's investments. See "Summary and Diagram of the Policy" and the accompanying prospectus for TMK/United. The investment objective(s) of each of the Portfolios in which Investment Divisions invest are summarized below. There is no assurance that these objectives will be met. Further information about the Portfolios is contained in the accompanying prospectus for TMK/United, which you should read in conjunction with this prospectus.

     Asset Strategy Portfolio seeks high total return with reduced risk over the long term. It diversifies among stocks, bonds, and short-term instruments, both in the United States and abroad.

     Balanced Portfolio primarily seeks current income with a secondary goal of long-term appreciation of capital by investing in a variety of securities, including debt securities, common stocks and preferred stocks.

     Bond Portfolio seeks to provide current income with an emphasis on preservation of capital. It invests primarily in debt securities of varying yields, quality and maturities.

     Growth Portfolio primarily seeks capital growth. As a secondary goal it seeks current income. It invests primarily in common stocks or securities convertible into common stocks.

     High Income Portfolio primarily seeks high current income. As a secondary goal it seeks capital growth when consistent with the primary goal. It invests primarily in high-yield, high-risk fixed-income securities, commonly known as "junk bonds," but may have up to 20% of its assets in common stocks.

     Income Portfolio seeks to maintain current income, subject to market conditions. It invests primarily in common stocks or securities convertible into common stocks.

     International Portfolio primarily seeks long-term appreciation of capital with a secondary goal of current income by investing primarily in securities issued by companies or governments of any nation.

     Limited-Term Bond Portfolio seeks a high level of current income consistent with preservation of capital by investing primarily in debt securities of investment grade, including debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. The Portfolio seeks to maintain a dollar-weighted average maturity of its portfolio of two to five years.

     Money Market Portfolio seeks to maximize current income consistent with stability of principal. It may invest in money market securities such as bank obligations and instruments secured by bank obligations, commercial paper and corporate debt obligations and obligations of the U.S. and Canadian Governments or their respective agencies and instrumentalities.

     Science and Technology Portfolio seeks long-term capital growth through investments primarily in science and technology securities.

     Small Cap Portfolio seeks capital growth through a diversified holding of securities, primarily in the common stocks of, or securities convertible into the common stocks of, relatively new or unseasoned companies, companies which are in their early stages of development or smaller companies positioned in new and emerging industries where the opportunity for rapid growth is above average.

FACTS ABOUT THE POLICY

Applying for a Policy. To purchase a Policy, you must complete an application and submit it to United Investors' Administrative Office at the address listed on the front of this prospectus. You also must pay an initial premium which varies by age, sex and risk class. See "Premiums," below. Your initial premium can be submitted with your application, subject to our underwriting rules, or at a later date. Coverage becomes effective as of the Policy Date. If an individual dies before the Policy Date, United Investors' sole liability will be to return the premiums paid plus any interest earned on it unless a Temporary Insurance Agreement is in effect.

Generally, United Investors will issue a Policy covering an Insured up to age 75 if evidence of insurability satisfies our underwriting rules. Evidence of insurability may include, among other things, a medical examination of the Insured. United Investors may, in its sole discretion, issue a Policy covering an Insured over age 75. We reserve the right not to accept an application for any lawful reason.

Free Look Right to Cancel Policy. During your "free look" period, you may cancel your Policy and receive a refund of all premiums paid. The free look period expires the later of: (a) 20 days after you receive your Policy; or (b) 45 days after you sign the application for the Policy. Some states may require a longer period. If you decide to cancel the Policy, you must return it by mail or other delivery to United Investors or to the agent who sold it to you prior to the end of the free look period.

Premiums. The premium amounts sufficient to fund a Policy depend on a number of factors, such as the age, sex and risk class of the proposed Insured, the desired Face Amount, and any supplemental benefits. After the initial premium is paid, additional premiums may be paid in any amount (of at least $25) and at any time. We may increase the minimum amount of additional premiums upon 90 days advance written notice to you. However, total premiums paid in a Policy Year may not exceed guideline premium limitations for life insurance set forth in the Code. We reserve the right to reject any premium that would result in the Policy being disqualified as life insurance under the Code and will refund any rejected premium. In addition, we will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Code. See "Tax Considerations."

Planned Premiums. When you apply for a Policy, you select a quarterly, semi-annual or annual premium payment plan. You may also arrange for premiums to be paid monthly via automatic deduction from your checking account. You are not required to pay premiums in accordance with this premium plan; rather, you can pay more or less than planned (subject to the $25 minimum), or skip a planned premium entirely. You can change the amount of planned premiums and payment arrangements, or switch payment frequencies, whenever you want by providing satisfactory written instructions to the Administrative Office. Such changes will be effective upon our receipt of the instructions. Depending on the Policy Value at the time of any increase in the Face Amount and the amount of the increase requested, a change in the amount of planned premiums may be advisable. See "Changing the Face Amount."

Premiums to Prevent Termination. If you do not pay planned premiums or if the investment performance of the Policy is not sufficient, your Policy may terminate without value; however it will not necessarily terminate. A Policy terminates depending on whether (a) its Net Cash Surrender Value is sufficient to cover the Monthly Deduction when due, and (b) the Death Benefit Guarantee is in effect. If the Death Benefit Guarantee is not in effect on a Monthly Anniversary and either: (a) the Net Cash Surrender Value is less than the Monthly Deduction; or (b) the Loan Balance exceeds the Cash Surrender Value less surrender charges, the Policy will terminate without value unless additional premiums are paid. See "Monthly Deduction," and "Death Benefit Guarantee."

You will have a 61-day grace period to pay a premium sufficient to cover the Monthly Deductions. United Investors will send notice of the amount required to be paid during the grace period to your last known address and to any assignee of record. The grace period will begin when the notice is sent and your Policy will remain in effect during the grace period. See "Amount of Death Benefit Payable" and "Effect of Policy Loan." The grace period premium required to be paid will be sufficient to keep the Policy in force for three months regardless of investment performance. The payment required will not exceed: (a) the amount by which the Loan Balance exceeds the Cash Surrender Value; plus (b) any accrued and unpaid Monthly Deductions as of the date of the notice; plus (c) an amount sufficient to cover the next two Monthly Deductions. If the grace period premium has not been paid before the grace period ends, your Policy will terminate. It will have no value and no benefits will be payable. See "Other Policy Provisions" for a discussion of your reinstatement rights. If the Insured should die during the grace period before the grace period premium is paid, the Death Benefit will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the Monthly Deduction(s) due on or before the date of the Insured's death and any Loan Balance.

Death Benefit Guarantee. During the Death Benefit Guarantee Period (see "Definitions"), your Death Benefit is guaranteed to remain in effect as long as cumulative premiums paid, less any Partial Surrenders and any Loan Balance, are at least equal to (a) the Minimum Monthly Premium, multiplied by (b) the number of months the Policy has been in force. If this requirement is met, the Policy will remain in force, regardless of the sufficiency of Net Cash Surrender Value to cover Monthly Deductions. If the Minimum Monthly Premium has changed since the Policy Date, the total premium amount required will be based on the different Minimum Monthly Premiums required and the number of months for which each applied. If the Death Benefit Guarantee ends due to insufficient premium payments, it may not be restored by payment of additional premiums.

Crediting Premiums to the Policy. Between the date your initial premium is received and the Policy Date, we will credit interest on the initial premium as if it had been invested in the Investment Division investing in the Money Market Portfolio. On the Policy Date, the initial Net Premium, plus any accrued interest on that amount will be credited to the Policy. Any additional premium received (see "Net Premium Allocations," below) will be credited to the Policy on the date we receive it, or the next Valuation Date thereafter.

Net Premium Allocations. When you apply for a Policy, you specify the percentage (from 0% to 100%) of Net Premium to be allocated to each Investment Division and the Fixed Account. You can change the allocation percentages at any time by sending satisfactory written instructions to our Administrative Office. The change will apply to all premiums received after we receive your instructions, unless you instruct otherwise. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number. See "TMK/United" for a description of the Portfolios in which the Investment Divisions invest.

Fixed Account Option. The Fixed Account is part of United Investors' general account assets. It is not a separate account. Amounts allocated to the Fixed Account are credited with interest at rates determined in our sole discretion, but in no event will interest credited on these amounts be less than an effective annual rate of 4%. The current interest rate is the guaranteed minimum interest rate plus any excess interest rate. The current interest rate is determined periodically. The current interest rate will be guaranteed for at least a one year period. You assume the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year. United Investors's general account assets are used to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, United Investors has sole discretion over the investment of the assets of the Fixed Account. There are significant limits on your right to transfer Policy Value from the Fixed Account. See "Transfers," below.

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account.

Transfers. At any time after the end of the free-look period, you may transfer all or part of the Variable Account Value to one or more of the variable Investment Divisions or to the Fixed Account up to 12 times in a Policy Year. There is no charge for making transfers. You may transfer all or part of the Fixed Account

Value to a variable Investment Division or Investment Divisions only once each Policy Year and the maximum amount you can transfer out of the Fixed Account is the greater of: (1) 25% of the prior Policy Anniversary's unloaned Fixed Account Value; or (2) the amount of the prior Policy Year's transfer. If a transfer is made from the Fixed Account to a variable Investment Division, no transfer from that variable Investment Division to the Fixed Account may be made for six months after the transfer date. The minimum amount that may be transferred out of a variable Investment Division or the Fixed Account is $100, or, if less, the Policy Value held in the Investment Division or in the Fixed Account. The amount remaining must be at least $100, or we will transfer the total value.

Transfer requests may be made by satisfactory written or telephone request (if we have your written authorization for telephone requests on file). A transfer will take effect on the date we receive the request at the Administrative Office if it is received by 4:00 p.m. Eastern time; otherwise it will take effect on the following business day. United Investors may, however, defer transfers under the same conditions that we may delay paying proceeds. See "Requesting Payments." United Investors reserves the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

Dollar-Cost Averaging. Prior to the Maturity Date, the dollar-cost averaging program permits you to systematically transfer on a monthly basis a set dollar amount from the Money Market Investment Division to the other Investment Divisions. The minimum automatic transfer amount from the Money Market Investment Division is $100. If the transfer is to be made to more than one Investment Division, a minimum of $25 must be transferred to each Investment Division selected. The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

You may elect to participate in the dollar-cost averaging program at any time by sending us a written request. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Money Market Investment Division is depleted, or until you cancel the program by written request or by telephone. There is no additional charge for dollar-cost averaging. A transfer under this program is not considered a transfer for purposes of calculating the number of transfers. We reserve the right to discontinue offering the dollar-cost averaging program at any time and for any reason. A second method of dollar-cost averaging is to directly allocate monthly premiums to the Investment Divisions you desire.

Surrender of the Policy. You may surrender your Policy at any time for its Net Cash Surrender Value. See "Requesting Payments." The Net Cash Surrender Value is the Policy Value minus any surrender charge and minus any Loan Balance. A surrender charge may apply. See "Surrender Charge." Your Policy will terminate and cease to be in force if it is surrendered. It cannot later be reinstated. Surrendering the Policy may have tax consequences. See "Tax Considerations."

Partial Surrenders. You may make Partial Surrenders under your Policy at any time during the Insured's life and before the Policy has terminated. See "Requesting Payments." Requests for Partial Surrenders must be made in writing. The minimum Partial Surrender amount is $100. A Partial Surrender may not exceed the Net Cash Surrender Value minus $300. A Partial Surrender charge equal to the lesser of $25 or 2% of the Partial Surrender amount plus a portion of the surrender charge equal to: (1) the percentage of the Net Cash Surrender Value requested; multiplied by

     (2) the surrender charge then in effect. This charge will be deducted from your Policy Value along with the Partial Surrender amount requested. When you request a Partial Surrender, you can direct how the amount will be deducted from your Policy Value. If you provide no directions, the Partial Surrender will be deducted from your Policy Value in the Investment Divisions and Fixed Account on a pro-rata basis. If Death Benefit Option A is in effect, a Partial Surrender may reduce the Face Amount. See "Effect of Partial Surrenders on the Death Benefit." Partial Surrenders may have tax consequences.

     Loan Benefits. You may borrow up to 90% of your Cash Surrender Value at any time by submitting a written request to us. Outstanding loans, including accrued interest, reduce the amount available for new loans. A loan must be for at least $200. Your Policy may terminate if the Loan Balance is greater than the Cash Surrender Value. See "Premiums to Prevent Termination." Policy Loans may have Federal income tax consequences. See "Tax Considerations."

     When a loan is made, an amount equal to the loan and any loan interest is transferred from the Variable Account Value to the Fixed Account. We will allocate the amount transferred in the proportion that the value of each Investment Division bears to the Variable Account Value unless you specify an Investment Division(s) from which the loan is to be made. Your loan will be divided into two parts: the Preferred Loan Amount; and the Non-Preferred Loan Amount. The Preferred Loan Amount is equal to the amount of the Loan Balance that does not exceed the Policy Value minus the total premiums paid, excluding any premiums paid during a grace period. The Non-Preferred Loan Amount is equal to any portion of the Loan Balance that exceeds the Preferred Loan Amount.

     Interest.  We will charge interest daily on any outstanding loan at an
     --------
     effective annual rate of 6.0%. Interest is due and payable at the end of each Policy Year while a loan is outstanding. Interest paid on a Policy Loan generally is not tax deductible. If, on any Policy Anniversary, interest accrued since the last Policy Anniversary has not been paid, the amount of the interest is added to the loan and becomes part of the outstanding Loan Balance. Interest will be taken from the Investment Divisions in the proportion that the value of each Investment Division bears to the Variable Account Value. On each Monthly Anniversary, the loaned amount will be credited with interest at a minimum guaranteed annual effective rate of 4.0%. We may also credit additional interest (currently up to an effective annual rate 2%) on the Preferred Loan Amount.

     Loan Repayment.  You may repay all or part of your Loan Balance at any time
     --------------
     while the Insured is living and the Policy is in force. Loan repayments must be at least $200 each (or the outstanding Loan Balance if less). Upon repayment of the Loan Balance, the portion of the repayment allocated to an Investment Division will be transferred from the Fixed Account and increase the value in the Investment Division. The repayment will be allocated among the Investment Divisions and the Fixed Account based on the instructions for Net Premium allocations then in effect unless you instruct us otherwise. Any payment received when a loan is outstanding will be treated as a premium unless you instruct otherwise.

     Effect of Policy Loan.  A Policy Loan, whether or not repaid, will affect
     ---------------------
     Policy Values over time because the investment results of the Investment Divisions may be less than or greater than the net interest rate credited on the amount transferred to the Fixed Account securing the loan. By comparison to a Policy under which no loan was made, the Policy Value will be lower if the net interest rate credited to the amount in the Fixed Account securing a loan is less than the investment return of the Investment Divisions and greater if the Fixed Account net interest rate is higher than the investment return of the Investment Divisions. If the Death Benefit becomes payable while a Policy Loan is outstanding, the Loan Balance will be deducted in calculating the

     Death Benefit. If the Loan Balance exceeds the Cash Surrender Value on any Monthly Anniversary and the Death Benefit Guarantee is not in effect, the Policy will terminate. We will send you, and any assignee of record, notice of the termination. You will have a 61-day grace period to submit a sufficient payment to avoid termination.

     Requesting Payments. Written requests for payment (except where telephone requests are authorized by us) must be sent to our Administrative Office or given to an authorized United Investors agent for forwarding to our office. We will ordinarily pay any Death Benefit, loan amount, Net Cash Surrender Value or Partial Surrender amounts within seven days after receipt at our Administrative Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of the Insured's death, the amount will be determined as of the date our Administrative Office receives all required documents.

     We may delay making a payment of any amount from the Investment Divisions or processing a transfer request if: (1) the disposal or valuation of the Variable Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect United Investors's Policy Owners. We also may defer making payments attributable to a check that has not cleared, and we may defer payment of proceeds from the Fixed Account for up to six months from the date we receive the request. If we defer payment for more than 30 days, we will pay interest on the amount deferred at an annual rate of at least 4%. However, we will not defer payment of a withdrawal or Policy Loan requested to pay a premium due on a United Investors policy.

     The Policy offers a wide variety of optional ways of receiving proceeds payable under the Policy other than in a lump sum. An authorized United Investors agent can explain these options upon request. None of these options vary with the investment performance of a Variable Account because they are all forms of fixed-benefit annuities.

     Other Changes. At any time we may make such changes in the Policy as are necessary: to assure compliance at all times with the definition of life insurance prescribed by the Code; to make the Policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or to reflect a change in the operation of the Variable Account, if allowed by the Policy. Only an officer of United Investors has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms.
     All endorsements, amendments, or riders must be signed by an officer to be valid.

     Reports to Owners. United Investors maintains records and accounts of all transactions involving the Policy, the Variable Account, the Fixed Account and Policy Loans. Each year, or more often if required by law, you will be sent a report showing information about your Policy for the period covered by the report. You will also be sent an annual and a semi-annual report for each Portfolio underlying an Investment Division to which you have allocated Net Premiums, as required by the 1940 Act. In addition you will receive a written confirmation of each transaction when you pay premiums, make a PARTIAL SURRENDER, make transfers or take out a Policy Loan.

     Other Policy Provisions. The Policy contains provisions addressing the following matters:

            . Dividends. The Policy is non-participating. This means that no dividends will be paid on the Policy. The Policy will not share in our profits or surplus earnings.

            . Incontestability. The Policy limits our right to contest the Policy as issued, as reinstated or as increased, except for material misstatements contained in the application (including any application upon reinstatement), after it has been in force during the Insured's lifetime for a period of two years from the Policy Date, the reinstatement date or effective date of the increase.


            . Suicide Exclusion. The Policy limits the Death Benefit if the Insured dies by suicide generally within two years after the Policy Date or effective date of the increase. In this instance, our liability will be limited to the total premiums paid less any PARTIAL SURRENDERS and any Loan Balance.

            . Reinstatement. The Policy may be reinstated at any time within five years after the Policy has terminated at the end of the grace period. To reinstate the Policy, the Owner must: (1) submit an application for reinstatement; (2) provide evidence of insurability satisfactory to us; (3) pay or agree to reinstatement of any Loan Balance; and (4) pay the premium required to reinstate the Policy. The reinstatement date for the Policy will be the Monthly Anniversary on or following the day we approve the application for reinstatement. See the Policy for additional information.

            . Misstatement of Age or Sex. The Death Benefit will be adjusted if the Insured's age or sex has been misstated in the application. The benefits paid will be those which the last monthly cost of insurance charge would have provided at the correct age and sex.

            . Paid-Up Insurance Option. If premium payments cease, insurance under the Policy and any supplemental benefits provided by rider will continue as provided under the grace period provisions described under "Premiums to Prevent Termination." The Policy will not continue beyond the Maturity Date. Any supplemental benefits added by rider will not continue beyond the termination date described in the rider.

Assignment and Change of Owner. You may assign the Policy subject to its terms. We will not be deemed to know of an assignment unless we receive a written copy of it at our Administrative Office. We assume no responsibility for the validity or effect of any assignment. In certain circumstances, an assignment may be a taxable event. See "Tax Considerations" below. You may change the Owner of the Policy by sending a written request to us while the Insured is alive and the Policy is in force. The change will take effect the date you sign the request, but the change will not affect any action we have taken before we receive the request. A change of Owner may have tax consequences. See "Tax Considerations." A change of Owner does not change the Beneficiary designation. See "Changing the Beneficiary." Any such assignment or change must be in a written form acceptable to us.

Supplemental Benefits. Your Policy may have supplemental benefits which are attached to your Policy by rider. A charge will be deducted monthly from your Policy Value for certain supplemental benefits. Each supplemental benefit is subject to its own requirements as to eligibility and cost. You may cancel supplemental benefits at any time. More details will be included in your Policy if you choose any of these benefits. From time to time, we may make available supplemental benefits other than those listed below. Contact your agent or the Administrative Office for a complete list of the supplemental benefits available.

            .    Accelerated Death Benefit Rider. This benefit allows
                 -------------------------------
                 acceleration of up to 75% of the Death Benefit (in a lump sum only) if the Insured is diagnosed as having a terminal illness expected to cause death within 12 months (unless a shorter period is required by state law). There is no charge for this Rider prior to the time the accelerated benefits are paid.

            .    Accidental Death Benefit Rider. This benefit will be paid if
                 ------------------------------
                 the Insured dies as a result of an accident before age 70.

            .    Children's Term Insurance Rider. This benefit allows you to add
                 -------------------------------
                 Death Benefit coverage for your children.

            .    Additional Insured Term Insurance Rider. This benefit allows
                 ---------------------------------------
                 you to provide for Death Benefits upon the death of your spouse and/or business associates.

            .    Disability Waiver of Monthly Deduction Rider. The benefit
                 --------------------------------------------
                 provides for waiver of Monthly Deductions after the Insured has been totally disabled for six months if disability commences prior to age 60.

CHARGES AND DEDUCTIONS


United Investors deducts the charges described below. Certain of the charges depend on a number of variables, and are illustrated in the hypothetical illustrations depicted in this prospectus. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by United Investors under or in connection with the Policies. Services and benefits provided by United Investors include:

     (1)  the death benefits, cash and loan benefits provided by the Policy;

     (2) investment options, including Net Premium allocations, dollar-cost averaging programs;

     (3)  administration of various elective options under the Policy; and

     (4)  the distribution of various reports to Owners.

Costs and expenses incurred by United Investors include:

     (1) those associated with underwriting applications and changes in Face Amount and riders;

     (2) various overhead and other expenses associated with providing the services and benefits provided by the Policy;

     (3)  sales and marketing expenses; and

     (4) other costs of doing business, such as federal, state and local premium and other taxes and fees.

Risks assumed by United Investors include the risks that Insureds may live for a shorter period of time than estimated resulting in the payment of greater Death Benefits than expected, and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

     Premium Expense Charge. United Investors deducts a 3.5% charge from each premium before allocating the resulting Net Premium to the Policy Value. This charge is deducted for state premium taxes and federal income tax treatment of deferred acquisition costs.

     Mortality and Expense Risk Charge. United Investors currently deducts a daily charge from assets in the Investment Divisions attributable to the Policies at an effective annual rate of 0.90% of Variable

     Account assets during the first 10 Policy Years, and at an effective annual rate of 0.70% thereafter. The maximum mortality and expense risk charge is 0.90% of Variable Account assets for all Policy Years. The mortality and expense risk charge does not apply to Fixed Account assets.

     Monthly Deduction. United Investors deducts the Monthly Deduction on the Policy Date and on each Monthly Anniversary from Policy Value in the Variable Account and the Fixed Account on a pro rata basis. The Monthly Deduction for each Policy consists of:

          (1)  the cost of insurance charge discussed below;

          (2) a current monthly administrative charge of $5.00 (which may increase to a maximum charge of $7.50 per month);

          (3) the Guaranteed Death Benefit Charge ($0.01 per $1,000 of Face Amount) as long as the Death Benefit Guarantee remains in effect; and

          (4) charges for any supplemental benefits added by riders to the Policy (see "Supplemental Benefits").

     Surrender Charge. If the Policy is surrendered prior to the end of the 16th Policy Year or the end of the 16th year following an increase in Face Amount, United Investors will deduct a surrender charge based on the Face Amount at issue, or increase, as applicable. The surrender charge will be deducted before any surrender proceeds are paid. A pro rata portion of the Surrender Charge will also be deducted for any Face Amount decreases. The surrender charge varies based on the Insured's age on the Policy Date and is calculated as an amount per $1,000 of the Face Amount. For each age the surrender charge remains level for the first five Policy Years (or the first five years after a Face

     Amount increase) and declines each year thereafter until it reaches zero at the end of the 16th Policy Year (or at the end of the 16th year after an increase in Face Amount).

     During the first five Policy Years (or first five years after a Face Amount increase) the surrender charge per $1,000 of Face Amount is as follows for the selected ages below:


                  Issue Age             Charge per $1,000 of Face Amount
                  ---------             --------------------------------
                      25                             $ 6.00
                      35                             $ 7.00
                      45                             $ 8.75
                      50                             $10.00
                      55                             $11.50
                      65                             $16.75
                      75                             $26.00

     For example, if a 50-year old purchases a Policy with a $100,000 Face Amount and completely surrenders it within five years, the surrender charge would be $1,000. See Appendix A for a complete list of applicable surrender charges.

     Although the surrender charges increase with the Insured's issue age, the surrender charge as a percentage of premiums could actually decrease as the Insured's issue age increases. This occurs because the premiums required for a specified Face Amount are higher for Insureds with older issue ages than for Insureds with younger issue ages, so for the same premium an older Insured is likely to have a lower Face Amount. Therefore the surrender charge for Insureds with older issue ages could actually represent a lower portion of the premiums than it does for Insureds with younger issue ages.

Partial Surrender Charge. A Partial Surrender charge equal to the lesser of $25 or 2% of the Partial Surrender amount, plus a portion of the surrender charge will apply to each Partial Surrender.

Other Charges. See the prospectus for the TMK/United for a description of the investment advisory fees and other expenses incurred by the Portfolios.

Cost of Insurance. The cost of insurance is the primary charge for the Death Benefit provided by your Policy. The cost of insurance charge depends on a number of variables that cause the charge to vary from Policy to Policy and from Monthly Anniversary to Monthly Anniversary. The cost of insurance charge is equal to (a) multiplied by the result of (b) minus (c) where:

     (a) is the cost of insurance rate divided by 1,000;

     (b) is the Death Benefit at the beginning of the Policy Month divided by 1.003274; and

     (c) is the Policy Value at the beginning of the Policy Month.

The Policy Value used in this calculation is the Policy Value before deduction of the Monthly Cost of Insurance Charge and Cost of Insurance for any Disability Waiver of Monthly Deductions Rider, but after deductions for any other riders and charges.

The cost of insurance rate is the rate applied to the insurance under the Policy to determine the monthly cost of insurance charge. The cost of insurance rate is based on the Insured's Attained Age, sex and applicable risk class.
We currently place Insureds in the following risk classes (available for male or female) when we issue the Policy, based on our underwriting: Preferred, Standard Non-tobacco, Standard Tobacco, Substandard Non-tobacco, and Substandard Tobacco. The original risk class applies to the initial Face Amount. If an increase in Face Amount is approved, a different risk class may apply to the increase, based on the Insured's circumstances at the time of the increase. If you have selected Death Benefit Option A, and if there have been any increases in the Face Amount, the Policy Value will be considered a part of the initial Face Amount. If the

Policy Value exceeds the initial Face Amount, the excess will be considered part of the increases in Face Amount in the order of the increases.

We guarantee that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policy. The maximum cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Male or Female, Smoker or Non-
Smoker, Age Last Birthday, or a multiple thereof for substandard classes.   See
"Hypothetical Illustrations" for examples showing the effects of the cost of insurance charge.

POLICY VALUES

Policy Value. The Policy Value serves as a starting point for calculating certain values under a Policy. It is the sum of the Variable Account Value and the Fixed Account Value credited to the Policy. The Policy Value is determined first on the Policy Date and thereafter on each Valuation Date. On the Maturity Date, the proceeds payable under a Policy are equal to the Policy Value less any Loan Balance. The Policy Value will vary to reflect the performance of the Investment Divisions to which amounts have been allocated, interest credited on amounts allocated to the Fixed Account and Loan Balance, charges, transfers, Partial Surrenders, and Policy Loans (including loan repayments). It may be more or less than premiums paid.

Cash Surrender Value. The Cash Surrender Value is the Policy Value reduced by any surrender charge.

Net Cash Surrender Value. The Net Cash Surrender Value is the Cash Surrender Value reduced by any Loan Balance. You will receive only the Net Cash Surrender Value if you surrender your Policy.

Variable Account Value. The Variable Account Value is the sum of the values of the Investment Divisions under the Policy. On the Policy Date, the value of the Investment Divisions is equal to the initial Net Premium Payment allocated to the Investment Divisions of the Variable Account plus any accrued interest from the date of receipt of the payment to the Policy Date minus the portion of the first month's Monthly Deduction allocated to the Investment Division.

On any Valuation Date thereafter, the value of each Investment Division is equal to:

     1. The value of the Investment Division on the preceding Valuation Date, multiplied by the appropriate Net Investment Factor (described below) since the previous Valuation Date; plus

     2. The sum of all Net Premium Payments allocated to the Investment Division since the previous Valuation Date; plus

     3. The sum of all loan repayments allocated to the Investment Division since the previous Valuation Date; plus

     4. The amount of any transfers from other Investment Divisions or from the Fixed Account to the Investment Division since the previous Valuation Date; minus

     5. The amount of any transfers to other Investment Divisions or to the Fixed Account, including amounts transferred to secure a Policy Loan, from the Investment Division since the previous Valuation Date; minus

     6. The portion of any Partial Surrenders (including surrender charges) or charges for any Face Amount decreases allocated to the Investment Division since the previous Valuation Date; minus

     7. The portion of the Monthly Deduction allocated to the Investment Division since the previous Valuation Date.

Unit Values. When you allocate an amount to an Investment Division, either by Net Premium allocation, transfer of Policy Value or repayment of a Policy Loan, your Policy is credited with units in that Investment Division. The number of units is determined by dividing the amount allocated, transferred or repaid to the Investment Division by the Investment Division's unit value for the Valuation Date when the allocation, transfer or repayment is effected. The number of Investment Division units credited to a Policy will decrease when the allocated portion of the Monthly Deduction is taken from the Investment Division, a Policy Loan is taken from the Investment Division or an amount is
transferred from the Investment Division.   The number of Investment Division
units may also decrease when a partial or full surrender occurs or if the Face Amount is decreased. An Investment Division's unit value is an index United Investors uses to measure the changes in investment results. The unit value for each Investment Division varies to reflect the investment experience of the underlying Portfolio, and may increase or decrease from one Valuation Date to the next. The unit value for each Investment Division was arbitrarily set at $1.00 when the Investment Division was established. For each Valuation Period after the date of establishment, the unit value is determined by multiplying the unit value for an Investment Division for the prior Valuation Period by the net investment factor for the Investment Division for the current valuation period.

Net Investment Factor. The net investment factor is an index used to measure the investment performance of an Investment Division from one Valuation Period to the next. The net investment factor for any Investment Division for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (a) is the result of:

          (1) the net asset value per share of the Portfolio shares held in the Investment Division determined at the end of the current Valuation Period; plus

          (2) the per share amount of any dividend or capital gain distributions on the Portfolio shares held in the Investment Division, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

          (3) a charge or credit for any taxes reserved for the current Valuation Period which we determine to have resulted from the investment operations of the Investment Division;

     (b) is the result of:

          (1) the net asset value per share of the Portfolio shares held in the Investment Division, determined at the end of the last prior Valuation Period; plus or minus

          (2) the charge or credit for any taxes reserved for the last prior Valuation Period; and

     (c) is a deduction for the current mortality and expense risk charge.


Fixed Account Value. On the Policy Date, the Fixed Account Value is equal to the initial Net Premium allocated to the Fixed Account plus any accrued interest from the date of receipt of the payment to the Policy Date minus the portion of the first month's Monthly Deduction Allocated to the Fixed Account. On any Monthly Anniversary thereafter, the Fixed Account Value is equal to:

     1.   The Fixed Account Value on the preceding Monthly Anniversary; plus

     2. The sum of all Net Premium Payments allocated to the Fixed Account since the previous Monthly Anniversary; plus

     3. The sum of all Policy Loan repayments allocated to the Fixed Account since the previous Monthly Anniversary; plus

     4. Total interest credited to the Fixed Account since the previous Monthly Anniversary; plus

     5. The amount of any transfers from the Variable Account to the Fixed Account, including amounts transferred to secure Policy Loans, since the previous Monthly Anniversary; minus

     6. The amount of any transfers from the Fixed Account to the Variable Account since the previous Monthly Anniversary; minus

     7. The portion of any Partial Surrenders (including surrender charges) or charges for any Face Amount decreases allocated to the Fixed Account since the previous Monthly Anniversary; minus

     8. The portion of the Monthly Deduction allocated to the Fixed Account since the previous Monthly Anniversary.

DEATH BENEFITS

If the Insured dies while the Policy is in force and prior to the Maturity Date, we will pay the Death Benefit upon receipt at our Administrative Office of satisfactory proof of the Insured's death. See "Requesting Payment." The Death Benefit will be paid to the Beneficiary.

Amount of Death Benefit Payable. The amount of Death Benefit payable is the amount of insurance determined under the Death Benefit Option in effect on the date of the Insured's death, plus any supplemental benefits provided by riders, minus any Loan Balance on that date and, if the date of death occurred during a grace period, minus the past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Incontestability" and "Misstatement of Age or Sex."

Death Benefit Options. Under Option A, the Death Benefit is the greater of (1) the Face Amount at the beginning of the Policy Month when the death occurs, or
(2) the Policy Value on the date of death multiplied by the applicable factor from the table of Death Benefit Factors below. Under Option B, the Death Benefit is the greater of (1) the Face Amount at the beginning of the Policy Month when the death occurs plus the Policy Value on the date of death, or (2) the Policy Value on the date of death multiplied by the applicable factor from the table of Death Benefit Factors below. The factor is 2.50 up to Attained Age 40 and declines thereafter as the Insured's Attained Age increases. The Death Benefit Factors are based on current requirements under the Internal Revenue Code. We reserve the right to change the table if the Death Benefit Factors currently in effect become inconsistent with any federal income tax laws and/or regulations.

------------------------------------------------------------------
                      Death Benefit Factors
------------------------------------------------------------------
 Attained Age   Factor  Attained Age  Factor  Attained Age  Factor
------------------------------------------------------------------
    0 - 40        2.50       54         1.57       68         1.17
      41          2.43       55         1.50       69         1.16
      42          2.36       56         1.46       70         1.15
      43          2.29       57         1.42       71         1.13
      44          2.22       58         1.38       72         1.11
      45          2.15       59         1.34       73         1.09
      46          2.09       60         1.30       74         1.07
      47          2.03       61         1.28    75 - 90       1.05
      48          1.97       62         1.26       91         1.04
      49          1.91       63         1.24       92         1.03
      50          1.85       64         1.22       93         1.02
      51          1.78       65         1.20       94         1.01
      52          1.71       66         1.19     95 +         1.00
      53          1.64       67         1.18
------------------------------------------------------------------

Under Option A, the Death Benefit ordinarily will not change. Under Option B, the Death Benefit will vary directly with the investment performance of the Policy Value. To see how and when investment performance may begin to affect the Death Benefit, please see the hypothetical illustrations.

Changing the Death Benefit Option. You select the Death Benefit Option when you apply for the Policy. After the Policy has been in force at least one year, you may change the Death Benefit Option on your Policy subject to the following rules:

     (1) each change must be submitted by written request received by our Administrative Office;

     (2) once the Death Benefit Option has been changed, it cannot be changed again for one year;

     (3) if Death Benefit Option A is changed to Option B, the total Death Benefit will remain the same, and the Face Amount will be decreased by an amount equal to the Policy Value on the date of the change;

     (4) if Death Benefit Option B is changed to Option A, the total Death Benefit will remain the same, and the Face Amount will be increased by an amount equal to the Policy Value on the date of the change. The risk class for the last Face Amount portion to go into effect which is still in force will apply to the Face Amount increase.

The effective date of the change will be the Monthly Anniversary on or following the date when we approve the request for the change. We will send you revised Policy Data pages reflecting the new Death Benefit Option and the effective date of the change.

Changing the Face Amount. You select the Face Amount when you apply for the Policy. The minimum Face Amount for the Policy is $50,000. You may change the Face Amount on any Monthly Anniversary after the Policy has been in force at least one year, subject to the following requirements. Once the Face Amount has been changed, it cannot be changed again for the next 12 months. No change will be permitted that may result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. Changing the Face Amount of the Policy may have tax consequences. See "Tax Considerations" below.

To increase the Face Amount, you must: submit an application for the increase; submit proof satisfactory to us that the insured is an insurable risk; and pay any additional premium that is required. The Face Amount cannot be increased after the Insured reaches age 75. Each Face Amount increase must be at least $25,000. A

Face Amount increase will take effect on the Monthly Anniversary on or following the day we approve the application for the increase.

The risk class that applies for any Face Amount increase may be different from the risk class that applies for the initial Face Amount. Upon an increase in Face Amount, the minimum monthly premium will be increased, and additional surrender charges equal to the Face Amount increase (in $1,000s) multiplied by the surrender charge factors listed above under "Surrender Charge" will apply through the end of the 16th year following the increase.

You may decrease the Face Amount by submitting a written request. The Face Amount may not be decreased below the Policy's minimum Face Amount. The Minimum Monthly Premium for your Policy will be reduced to reflect the decrease. Any decrease will take effect on the later of: (1) the Monthly Anniversary on or following the day we receive the request; or (2) the Monthly Anniversary one year after the date of the last change in Face Amount. A Face Amount decrease will be used to reduce any previous Face Amount increases then in effect starting with the latest increase and continuing in the reverse order in which the increases were made. If any portion of the decrease is left after all Face Amount increases have been reduced, it will be used to reduce the initial Face Amount.

We will deduct a charge from the Policy Value each time the Face Amount is decreased. The amount of this charge is the lesser of: (1) the Reduction Percentage multiplied by the surrender charge for each Face Amount portion reduced; or (2) the Policy Value when the decrease is made. The Reduction Percentage for each Face Amount portion reduced is the amount of the Face Amount decrease divided by the Face Amount in effect before the decrease. The charge will be deducted for each Face Amount portion reduced.

After the Face Amount is decreased, future surrender charges for each Face Amount portion for which a charge is deducted will be reduced by the surrender charges shown for that Face Amount portion, multiplied by the Reduction Percentage.

Effect of Partial Surrenders on the Death Benefit. A PARTIAL SURRENDER will affect your Death Benefit in the following respects. If Death Benefit Option A is in effect, the Face Amount will be reduced by the PARTIAL SURRENDER amount. If the Face Amount reflects increases in the initial Face Amount, any PARTIAL SURRENDER will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the initial Face Amount. If Death Benefit Option B is in effect, total Death Benefit is also reduced by the PARTIAL SURRENDER amount, but the Face Amount is not affected.

Changing the Beneficiary. You designate the Beneficiary(ies) when you apply for the Policy. You may change the designated Beneficiary by submitting a satisfactory written request to us. The change will take effect on the date the request was signed, but it will not apply to payments we make before we accept the written request. If the Insured dies and there is no surviving Beneficiary, the Insured's estate will be the Beneficiary.

HYPOTHETICAL ILLUSTRATIONS

The following illustrations show how certain values under a sample Policy change with assumed investment performance over an extended period of time. In particular, they illustrate how Policy Values, Net Cash Surrender Values and Death Benefits under a Policy covering an Insured of a given Attained Age on the Policy Date, would vary over time if planned premiums were paid annually and the return on the assets in the Investment Divisions were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges, including Portfolio fees and charges. The tables also show planned premiums accumulated at 5% interest. The values under a Policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return used in the illustrations.

The illustrations assume an average annual expense ratio of 0.76% of the average daily net assets of the Portfolios available under the Policies, based on the expense ratios of each of the Portfolios for the last fiscal year of operations (other than Science and Technology which is based on an estimated expense ratio). For information on Portfolio expenses, see the prospectus for the Portfolios accompanying this prospectus. The current illustrations also reflect the 0.90% mortality and expense risk charge to the Variable Account during the first 10 Policy Years, and 0.70% thereafter. The guaranteed illustrations reflect the 0.90% maximum mortality and expense risk charge and the $7.50 maximum monthly administrative charge for all Policy Years. After deduction of estimated Portfolio expenses and the current mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of return for the Investment Divisions of -1.66%, 4.34% and 10.34%, respectively in Policy Years 1 through 10 and -1.46%, 4.54%, and 10.54%, respectively thereafter.

The illustrations also reflect the Monthly Deduction for the hypothetical Insured. Our current charges and the higher guaranteed charges we have the contractual right to charge are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account and assume no Loan Balance or charges for supplemental benefits.

Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

MALE ISSUE AGE 35, STANDARD NON-TOBACCO
$1,000 ANNUAL PREMIUM
$100,000 FACE AMOUNT, OPTION A
CURRENT CHARGES


         PREMIUMS  --------DEATH BENEFITS----  --------POLICY VALUES----  ------SURRENDER VALUES---
      YR+INT @ 5%    0%       6%       12%      0%       6%       12%      0%       6%       12%
                     --       --       ---      --       --       ---      --       --       ---
       1    1,050  100,000  100,000  100,000      708      758      808        8       58      108
       2    2,153  100,000  100,000  100,000    1,397    1,541    1,690      697      841      990
       3    3,310  100,000  100,000  100,000    2,064    2,346    2,653    1,364    1,646    1,953
       4    4,526  100,000  100,000  100,000    2,709    3,176    3,703    2,009    2,476    3,003
       5    5,802  100,000  100,000  100,000    3,333    4,030    4,850    2,633    3,330    4,150
       6    7,142  100,000  100,000  100,000    3,931    4,906    6,100    3,295    4,270    5,464
       7    8,549  100,000  100,000  100,000    4,509    5,810    7,469    3,936    5,237    6,896
       8   10,027  100,000  100,000  100,000    5,068    6,744    8,972    4,559    6,235    8,463
       9   11,578  100,000  100,000  100,000    5,615    7,717   10,628    5,169    7,271   10,182
      10   13,207  100,000  100,000  100,000    6,149    8,729   12,454    5,767    8,347   12,072
      11   14,917  100,000  100,000  100,000    6,678    9,794   14,489    6,359    9,476   14,171
      12   16,713  100,000  100,000  100,000    7,186   10,897   16,730    6,931   10,643   16,475
      13   18,599  100,000  100,000  100,000    7,673   12,039   19,199    7,482   11,848   19,008
      14   20,579  100,000  100,000  100,000    8,143   13,224   21,924    8,016   13,096   21,796
      15   22,657  100,000  100,000  100,000    8,602   14,461   24,939    8,538   14,397   24,875
      16   24,840  100,000  100,000  100,000    9,040   15,743   28,267    9,040   15,743   28,267
      17   27,132  100,000  100,000  100,000    9,441   17,057   31,930    9,441   17,057   31,930
      18   29,539  100,000  100,000  100,000    9,807   18,406   35,968    9,807   18,406   35,968
      19   32,066  100,000  100,000  100,000   10,129   19,785   40,419   10,129   19,785   40,419
      20   34,719  100,000  100,000  100,000   10,408   21,196   45,331   10,408   21,196   45,331
      21   37,505  100,000  100,000  100,000   10,637   22,637   50,756   10,637   22,637   50,756
      22   40,430  100,000  100,000  100,000   10,814   24,105   56,755   10,814   24,105   56,755
      23   43,502  100,000  100,000  100,000   10,925   25,595   63,393   10,925   25,595   63,393
      24   46,727  100,000  100,000  100,000   10,973   27,108   70,752   10,973   27,108   70,752
      25   50,113  100,000  100,000  105,734   10,939   28,635   78,906   10,939   28,635   78,906
      26   53,669  100,000  100,000  114,271   10,825   30,178   87,901   10,825   30,178   87,901
      27   57,403  100,000  100,000  125,179   10,610   31,725   97,796   10,610   31,725   97,796
      28   61,323  100,000  100,000  136,943   10,297   33,282  108,685   10,297   33,282  108,685
      29   65,439  100,000  100,000  149,625    9,863   34,837  120,665    9,863   34,837  120,665
      30   69,761  100,000  100,000  163,295    9,295   36,385  133,848    9,295   36,385  133,848


The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothectical rates of return can be achieved for any one year or sustained over a period of time.


MALE ISSUE AGE 50, STANDARD NON-TOBACCO
$2,500 ANNUAL PREMIUM
$100,000 FACE AMOUNT, OPTION A
CURRENT CHARGES

         PREMIUMS  --------DEATH BENEFITS----  --------POLICY VALUES----  ------SURRENDER VALUES---
      YR+INT @ 5%    0%       6%       12%      0%       6%       12%      0%       6%       12%
                     --       --       ---      --       --       ---      --       --       ---
       1    2,625  100,000  100,000  100,000    1,844    1,971    2,098      844      971    1,098
       2    5,381  100,000  100,000  100,000    3,622    3,990    4,374    2,622    2,990    3,374
       3    8,275  100,000  100,000  100,000    5,360    6,087    6,876    4,360    5,087    5,876
       4   11,314  100,000  100,000  100,000    7,045    8,252    9,615    6,045    7,252    8,615
       5   14,505  100,000  100,000  100,000    8,658   10,468   12,596    7,658    9,468   11,596
       6   17,855  100,000  100,000  100,000   10,216   12,756   15,865    9,307   11,847   14,956
       7   21,373  100,000  100,000  100,000   11,704   15,103   19,439   10,886   14,285   18,621
       8   25,066  100,000  100,000  100,000   13,111   17,502   23,345   12,383   16,775   22,617
       9   28,945  100,000  100,000  100,000   14,437   19,959   27,623   13,801   19,323   26,987
      10   33,017  100,000  100,000  100,000   15,676   22,471   32,315   15,131   21,926   31,769
      11   37,293  100,000  100,000  100,000   16,840   25,073   37,530   16,386   24,618   37,075
      12   41,782  100,000  100,000  100,000   17,913   27,741   43,289   17,549   27,377   42,925
      13   46,497  100,000  100,000  100,000   18,939   30,526   49,699   18,666   30,253   49,426
      14   51,446  100,000  100,000  100,000   19,945   33,457   56,860   19,763   33,275   56,678
      15   56,644  100,000  100,000  100,000   20,917   36,533   64,858   20,826   36,442   64,767
      16   62,101  100,000  100,000  100,000   21,695   39,639   73,741   21,695   39,639   73,741
      17   67,831  100,000  100,000  100,000   22,333   42,828   83,675   22,333   42,828   83,675
      18   73,848  100,000  100,000  111,738   22,834   46,119   94,693   22,834   46,119   94,693
      19   80,165  100,000  100,000  124,962   23,186   49,521  106,805   23,186   49,521  106,805
      20   86,798  100,000  100,000  139,332   23,354   53,034  120,114   23,354   53,034  120,114
      21   93,763  100,000  100,000  154,953   23,340   56,685  134,742   23,340   56,685  134,742
      22  101,076  100,000  100,000  170,466   23,089   60,475  150,855   23,089   60,475  150,855
      23  108,755  100,000  100,000  187,178   22,601   64,440  168,629   22,601   64,440  168,629
      24  116,818  100,000  100,000  205,202   21,846   68,611  188,259   21,846   68,611  188,259
      25  125,284  100,000  100,000  224,660   20,749   73,009  209,963   20,749   73,009  209,963
      26  134,173  100,000  100,000  245,711   19,290   77,693  234,010   19,290   77,693  234,010
      27  143,506  100,000  100,000  273,470   17,365   82,712  260,447   17,365   82,712  260,447
      28  153,307  100,000  100,000  303,977   14,935   88,152  289,502   14,935   88,152  289,502
      29  163,597  100,000  100,000  337,475   11,850   94,108  321,405   11,850   94,108  321,405
      30  174,402  100,000  105,490  374,247    8,048  100,467  356,425    8,048  100,467  356,425


The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothectical rates of return can be achieved for any one year or sustained over a period of time.


MALE ISSUE AGE 35, STANDARD NON-TOBACCO
$1,000 ANNUAL PREMIUM
$100,000 FACE AMOUNT, OPTION A
GUARANTEED CHARGES

         PREMIUMS  --------DEATH BENEFITS----  --------POLICY VALUES----  ------SURRENDER VALUES---
      YR+INT @ 5%    0%       6%       12%      0%       6%       12%      0%       6%       12%
                     --       --       ---      --       --       ---      --       --       ---
       1    1,050  100,000  100,000  100,000      678      727      776        0       27       76
       2    2,153  100,000  100,000  100,000    1,338    1,478    1,623      638      778      923
       3    3,310  100,000  100,000  100,000    1,976    2,250    2,547    1,276    1,550    1,847
       4    4,526  100,000  100,000  100,000    2,592    3,044    3,554    1,892    2,344    2,854
       5    5,802  100,000  100,000  100,000    3,187    3,860    4,652    2,487    3,160    3,952
       6    7,142  100,000  100,000  100,000    3,756    4,697    5,849    3,120    4,060    5,213
       7    8,549  100,000  100,000  100,000    4,300    5,554    7,154    3,727    4,981    6,581
       8   10,027  100,000  100,000  100,000    4,819    6,432    8,578    4,310    5,923    8,069
       9   11,578  100,000  100,000  100,000    5,311    7,330   10,132    4,865    6,885    9,686
      10   13,207  100,000  100,000  100,000    5,775    8,249   11,828    5,393    7,867   11,447
      11   14,917  100,000  100,000  100,000    6,208    9,185   13,681    5,890    8,867   13,363
      12   16,713  100,000  100,000  100,000    6,610   10,140   15,705    6,356    9,885   15,451
      13   18,599  100,000  100,000  100,000    6,979   11,111   17,919    6,788   10,920   17,728
      14   20,579  100,000  100,000  100,000    7,314   12,099   20,342    7,186   11,972   20,215
      15   22,657  100,000  100,000  100,000    7,611   13,102   22,994    7,547   13,038   22,931
      16   24,840  100,000  100,000  100,000    7,867   14,117   25,900    7,867   14,117   25,900
      17   27,132  100,000  100,000  100,000    8,078   15,139   29,084    8,078   15,139   29,084
      18   29,539  100,000  100,000  100,000    8,237   16,165   32,575    8,237   16,165   32,575
      19   32,066  100,000  100,000  100,000    8,338   17,189   36,403    8,338   17,189   36,403
      20   34,719  100,000  100,000  100,000    8,375   18,206   40,609    8,375   18,206   40,609
      21   37,505  100,000  100,000  100,000    8,342   19,210   45,233    8,342   19,210   45,233
      22   40,430  100,000  100,000  100,000    8,232   20,198   50,327    8,232   20,198   50,327
      23   43,502  100,000  100,000  100,000    8,042   21,164   55,950    8,042   21,164   55,950
      24   46,727  100,000  100,000  100,000    7,762   22,102   62,168    7,762   22,102   62,168
      25   50,113  100,000  100,000  100,000    7,381   23,003   69,059    7,381   23,003   69,059
      26   53,669  100,000  100,000  100,000    6,887   23,855   76,712    6,887   23,855   76,712
      27   57,403  100,000  100,000  109,021    6,265   24,649   85,173    6,265   24,649   85,173
      28   61,323  100,000  100,000  119,007    5,493   25,365   94,450    5,493   25,365   94,450
      29   65,439  100,000  100,000  129,732    4,550   25,985  104,623    4,550   25,985  104,623
      30   69,761  100,000  100,000  141,250    3,410   26,491  115,778    3,410   26,491  115,778


The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothectical rates of return can be achieved for any one year or sustained over a period of time.


MALE ISSUE AGE 50, STANDARD NON-TOBACCO
$2,500 ANNUAL PREMIUM
$100,000 FACE AMOUNT, OPTION A
GUARANTEED CHARGES

         PREMIUMS  --------DEATH BENEFITS----  --------POLICY VALUES----  ------SURRENDER VALUES---
      YR+INT @ 5%    0%       6%       12%      0%       6%       12%      0%       6%       12%
                     --       --       ---      --       --       ---      --       --       ---
       1    2,625  100,000  100,000  100,000    1,774    1,899    2,023      774      899    1,023
       2    5,381  100,000  100,000  100,000    3,483    3,843    4,218    2,483    2,843    3,218
       3    8,275  100,000  100,000  100,000    5,123    5,830    6,597    4,123    4,830    5,597
       4   11,314  100,000  100,000  100,000    6,687    7,856    9,177    5,687    6,856    8,177
       5   14,505  100,000  100,000  100,000    8,174    9,920   11,975    7,174    8,920   10,975
       6   17,855  100,000  100,000  100,000    9,578   12,019   15,014    8,669   11,110   14,105
       7   21,373  100,000  100,000  100,000   10,896   14,152   18,318   10,077   13,333   17,500
       8   25,066  100,000  100,000  100,000   12,126   16,320   21,919   11,398   15,592   21,192
       9   28,945  100,000  100,000  100,000   13,262   18,520   25,850   12,626   17,884   25,213
      10   33,017  100,000  100,000  100,000   14,298   20,750   30,147   13,752   20,204   29,601
      11   37,293  100,000  100,000  100,000   15,223   23,004   34,854   14,769   22,549   34,399
      12   41,782  100,000  100,000  100,000   16,031   25,280   40,022   15,667   24,916   39,658
      13   46,497  100,000  100,000  100,000   16,704   27,569   45,708   16,431   27,296   45,435
      14   51,446  100,000  100,000  100,000   17,228   29,863   51,983   17,046   29,681   51,802
      15   56,644  100,000  100,000  100,000   17,588   32,159   58,935   17,497   32,068   58,844
      16   62,101  100,000  100,000  100,000   17,780   34,463   66,682   17,780   34,463   66,682
      17   67,831  100,000  100,000  100,000   17,776   36,763   75,345   17,776   36,763   75,345
      18   73,848  100,000  100,000  100,400   17,562   39,059   85,085   17,562   39,059   85,085
      19   80,165  100,000  100,000  112,166   17,114   41,348   95,868   17,114   41,348   95,868
      20   86,798  100,000  100,000  124,901   16,399   43,626  107,673   16,399   43,626  107,673
      21   93,763  100,000  100,000  138,682   15,375   45,881  120,593   15,375   45,881  120,593
      22  101,076  100,000  100,000  152,307   13,981   48,102  134,785   13,981   48,102  134,785
      23  108,755  100,000  100,000  166,936   12,142   50,270  150,393   12,142   50,270  150,393
      24  116,818  100,000  100,000  182,667    9,767   52,369  167,584    9,767   52,369  167,584
      25  125,284  100,000  100,000  199,623    6,759   54,390  186,563    6,759   54,390  186,563
      26  134,173  100,000  100,000  217,953    3,012   56,330  207,574    3,012   56,330  207,574
      27  143,506    ***    100,000  242,113     ***    58,187  230,584     ***    58,187  230,584
      28  153,307    ***    100,000  268,556     ***    59,964  255,768     ***    59,964  255,768
      29  163,597    ***    100,000  297,480     ***    61,662  283,315     ***    61,662  283,315
      30  174,402    ***    100,000  329,094     ***    63,272  313,423     ***    63,272  313,423


The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothectical rates of return can be achieved for any one year or sustained over a period of time.


MALE ISSUE AGE 35, STANDARD NON-TOBACCO
$1,000 ANNUAL PREMIUM
$100,000 FACE AMOUNT, OPTION B
CURRENT CHARGES

         PREMIUMS  --------DEATH BENEFITS----  --------POLICY VALUES----  ------SURRENDER VALUES---
      YR+INT @ 5%    0%       6%       12%      0%       6%       12%      0%       6%       12%
                     --       --       ---      --       --       ---      --       --       ---
       1    1,050  100,707  100,756  100,806      707      756      806        7       56      106
       2    2,153  101,393  101,536  101,685    1,393    1,536    1,685      693      836      985
       3    3,310  102,056  102,337  102,641    2,056    2,337    2,641    1,356    1,637    1,941
       4    4,526  102,695  103,159  103,682    2,695    3,159    3,682    1,995    2,459    2,982
       5    5,802  103,312  104,003  104,817    3,312    4,003    4,817    2,612    3,303    4,117
       6    7,142  103,900  104,866  106,048    3,900    4,866    6,048    3,264    4,230    5,412
       7    8,549  104,467  105,753  107,393    4,467    5,753    7,393    3,894    5,180    6,821
       8   10,027  105,013  106,667  108,864    5,013    6,667    8,864    4,504    6,158    8,355
       9   11,578  105,545  107,615  110,481    5,545    7,615   10,481    5,100    7,170   10,035
      10   13,207  106,064  108,599  112,257    6,064    8,599   12,257    5,682    8,217   11,875
      11   14,917  106,574  109,630  114,230    6,574    9,630   14,230    6,256    9,312   13,912
      12   16,713  107,061  110,692  116,393    7,061   10,692   16,393    6,807   10,438   16,139
      13   18,599  107,526  111,786  118,766    7,526   11,786   18,766    7,335   11,595   18,575
      14   20,579  107,970  112,915  121,372    7,970   12,915   21,372    7,843   12,788   21,245
      15   22,657  108,402  114,089  124,245    8,402   14,089   24,245    8,338   14,025   24,182
      16   24,840  108,811  115,299  127,401    8,811   15,299   27,401    8,811   15,299   27,401
      17   27,132  109,178  116,525  130,849    9,178   16,525   30,849    9,178   16,525   30,849
      18   29,539  109,504  117,771  134,620    9,504   17,771   34,620    9,504   17,771   34,620
      19   32,066  109,782  119,028  138,739    9,782   19,028   38,739    9,782   19,028   38,739
      20   34,719  110,011  120,294  143,240   10,011   20,294   43,240   10,011   20,294   43,240
      21   37,505  110,184  121,564  148,158   10,184   21,564   48,158   10,184   21,564   48,158
      22   40,430  110,297  122,832  153,529   10,297   22,832   53,529   10,297   22,832   53,529
      23   43,502  110,338  124,083  159,386   10,338   24,083   59,386   10,338   24,083   59,386
      24   46,727  110,306  125,317  165,779   10,306   25,317   65,779   10,306   25,317   65,779
      25   50,113  110,184  126,513  172,746   10,184   26,513   72,746   10,184   26,513   72,746
      26   53,669  109,972  127,669  180,344    9,972   27,669   80,344    9,972   27,669   80,344
      27   57,403  109,651  128,759  188,616    9,651   28,759   88,616    9,651   28,759   88,616
      28   61,323  109,223  129,784  197,637    9,223   29,784   97,637    9,223   29,784   97,637
      29   65,439  108,666  130,717  207,457    8,666   30,717  107,457    8,666   30,717  107,457
      30   69,761  107,968  131,536  218,146    7,968   31,536  118,146    7,968   31,536  118,146


The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothectical rates of return can be achieved for any one year or sustained over a period of time.


MALE ISSUE AGE 50, STANDARD NON-TOBACCO
$2,500 ANNUAL PREMIUM
$100,000 FACE AMOUNT, OPTION B
CURRENT CHARGES

         PREMIUMS  --------DEATH BENEFITS----  --------POLICY VALUES----  ------SURRENDER VALUES---
      YR+INT @ 5%    0%       6%       12%      0%       6%       12%      0%       6%       12%
                     --       --       ---      --       --       ---      --       --       ---
       1    2,625  101,834  101,960  102,086    1,834    1,960    2,086      834      960    1,086
       2    5,381  103,591  103,956  104,337    3,591    3,956    4,337    2,591    2,956    3,337
       3    8,275  105,299  106,018  106,797    5,299    6,018    6,797    4,299    5,018    5,797
       4   11,314  106,943  108,130  109,470    6,943    8,130    9,470    5,943    7,130    8,470
       5   14,505  108,500  110,272  112,354    8,500   10,272   12,354    7,500    9,272   11,354
       6   17,855  109,989  112,462  115,488    9,989   12,462   15,488    9,080   11,553   14,579
       7   21,373  111,391  114,681  118,876   11,391   14,681   18,876   10,573   13,863   18,058
       8   25,066  112,691  116,915  122,528   12,691   16,915   22,528   11,964   16,188   21,801
       9   28,945  113,890  119,163  126,469   13,890   19,163   26,469   13,254   18,526   25,833
      10   33,017  114,977  121,412  130,716   14,977   21,412   30,716   14,432   20,866   30,171
      11   37,293  115,957  123,678  135,338   15,957   23,678   35,338   15,502   23,224   34,884
      12   41,782  116,814  125,936  140,330   16,814   25,936   40,330   16,450   25,572   39,966
      13   46,497  117,605  128,240  145,786   17,605   28,240   45,786   17,333   27,967   45,513
      14   51,446  118,362  130,624  151,789   18,362   30,624   51,789   18,180   30,442   51,607
      15   56,644  119,066  133,072  158,375   19,066   33,072   58,375   18,975   32,982   58,285
      16   62,101  119,509  135,372  165,384   19,509   35,372   65,384   19,509   35,372   65,384
      17   67,831  119,762  137,586  172,931   19,762   37,586   72,931   19,762   37,586   72,931
      18   73,848  119,831  139,713  181,076   19,831   39,713   81,076   19,831   39,713   81,076
      19   80,165  119,700  141,731  189,860   19,700   41,731   89,860   19,700   41,731   89,860
      20   86,798  119,324  143,585  199,303   19,324   43,585   99,303   19,324   43,585   99,303
      21   93,763  118,714  145,275  209,477   18,714   45,275  109,477   18,714   45,275  109,477
      22  101,076  117,802  146,721  220,387   17,802   46,721  120,387   17,802   46,721  120,387
      23  108,755  116,600  147,919  232,114   16,600   47,919  132,114   16,600   47,919  132,114
      24  116,818  115,082  148,826  244,714   15,082   48,826  144,714   15,082   48,826  144,714
      25  125,284  113,172  149,346  258,191   13,172   49,346  158,191   13,172   49,346  158,191
      26  134,173  110,874  149,461  272,637   10,874   49,461  172,637   10,874   49,461  172,637
      27  143,506  108,093  149,048  288,045    8,093   49,048  188,045    8,093   49,048  188,045
      28  153,307  104,836  148,084  304,515    4,836   48,084  204,515    4,836   48,084  204,515
      29  163,597  100,991  146,420  322,033      991   46,420  222,033      991   46,420  222,033
      30  174,402    ***    144,035  340,718     ***    44,035  240,718     ***    44,035  240,718


The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothectical rates of return can be achieved for any one year or sustained over a period of time.


MALE ISSUE AGE 35, STANDARD NON-TOBACCO
$1,000 ANNUAL PREMIUM
$100,000 FACE AMOUNT, OPTION B
GUARANTEED CHARGES

         PREMIUMS  --------DEATH BENEFITS----  --------POLICY VALUES----  ------SURRENDER VALUES---
      YR+INT @ 5%    0%       6%       12%      0%       6%       12%      0%       6%       12%
                     --       --       ---      --       --       ---      --       --       ---
       1    1,050  100,677  100,726  100,774      677      726      774        0       26       74
       2    2,153  101,334  101,473  101,618    1,334    1,473    1,618      634      773      918
       3    3,310  101,968  102,240  102,536    1,968    2,240    2,536    1,268    1,540    1,836
       4    4,526  102,579  103,027  103,534    2,579    3,027    3,534    1,879    2,327    2,834
       5    5,802  103,166  103,834  104,620    3,166    3,834    4,620    2,466    3,134    3,920
       6    7,142  103,726  104,658  105,799    3,726    4,658    5,799    3,090    4,021    5,163
       7    8,549  104,259  105,499  107,080    4,259    5,499    7,080    3,687    4,926    6,507
       8   10,027  104,765  106,356  108,472    4,765    6,356    8,472    4,256    5,847    7,963
       9   11,578  105,241  107,229  109,985    5,241    7,229    9,985    4,796    6,784    9,539
      10   13,207  105,687  108,116  111,628    5,687    8,116   11,628    5,305    7,734   11,246
      11   14,917  106,100  109,014  113,412    6,100    9,014   13,412    5,782    8,696   13,094
      12   16,713  106,478  109,923  115,349    6,478    9,923   15,349    6,224    9,668   15,095
      13   18,599  106,820  110,839  117,453    6,820   10,839   17,453    6,629   10,648   17,263
      14   20,579  107,124  111,761  119,738    7,124   11,761   19,738    6,997   11,634   19,611
      15   22,657  107,387  112,686  122,219    7,387   12,686   22,219    7,323   12,623   22,155
      16   24,840  107,605  113,609  124,911    7,605   13,609   24,911    7,605   13,609   24,911
      17   27,132  107,773  114,523  127,828    7,773   14,523   27,828    7,773   14,523   27,828
      18   29,539  107,884  115,421  130,988    7,884   15,421   30,988    7,884   15,421   30,988
      19   32,066  107,932  116,294  134,405    7,932   16,294   34,405    7,932   16,294   34,405
      20   34,719  107,910  117,133  138,100    7,910   17,133   38,100    7,910   17,133   38,100
      21   37,505  107,812  117,929  142,091    7,812   17,929   42,091    7,812   17,929   42,091
      22   40,430  107,631  118,673  146,402    7,631   18,673   46,402    7,631   18,673   46,402
      23   43,502  107,365  119,358  151,060    7,365   19,358   51,060    7,365   19,358   51,060
      24   46,727  107,005  119,969  156,090    7,005   19,969   56,090    7,005   19,969   56,090
      25   50,113  106,539  120,493  161,517    6,539   20,493   61,517    6,539   20,493   61,517
      26   53,669  105,957  120,910  167,368    5,957   20,910   67,368    5,957   20,910   67,368
      27   57,403  105,246  121,203  173,670    5,246   21,203   73,670    5,246   21,203   73,670
      28   61,323  104,387  121,343  180,449    4,387   21,343   80,449    4,387   21,343   80,449
      29   65,439  103,361  121,302  187,729    3,361   21,302   87,729    3,361   21,302   87,729
      30   69,761  102,150  121,051  195,540    2,150   21,051   95,540    2,150   21,051   95,540


The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothectical rates of return can be achieved for any one year or sustained over a period of time.


MALE ISSUE AGE 50, STANDARD NON-TOBACCO
$2,500 ANNUAL PREMIUM
$100,000 FACE AMOUNT, OPTION B
GUARANTEED CHARGES

         PREMIUMS  --------DEATH BENEFITS----  --------POLICY VALUES----  ------SURRENDER VALUES---
      YR+INT @ 5%    0%       6%       12%      0%       6%       12%      0%       6%       12%
                     --       --       ---      --       --       ---      --       --       ---
       1    2,625  101,763  101,887  102,011    1,763    1,887    2,011      763      887    1,011
       2    5,381  103,451  103,807  104,179    3,451    3,807    4,179    2,451    2,807    3,179
       3    8,275  105,057  105,754  106,511    5,057    5,754    6,511    4,057    4,754    5,511
       4   11,314  106,575  107,722  109,017    6,575    7,722    9,017    5,575    6,722    8,017
       5   14,505  107,999  109,702  111,707    7,999    9,702   11,707    6,999    8,702   10,707
       6   17,855  109,323  111,689  114,590    9,323   11,689   14,590    8,414   10,780   13,681
       7   21,373  110,542  113,675  117,680   10,542   13,675   17,680    9,724   12,856   16,861
       8   25,066  111,651  115,654  120,991   11,651   15,654   20,991   10,924   14,927   20,264
       9   28,945  112,644  117,616  124,537   12,644   17,616   24,537   12,007   16,980   23,900
      10   33,017  113,508  119,548  128,327   13,508   19,548   28,327   12,963   19,002   27,782
      11   37,293  114,235  121,435  132,374   14,235   21,435   32,374   13,780   20,980   31,919
      12   41,782  114,811  123,259  136,688   14,811   23,259   36,688   14,447   22,896   36,324
      13   46,497  115,217  124,998  141,274   15,217   24,998   41,274   14,945   24,725   41,001
      14   51,446  115,436  126,624  146,136   15,436   26,624   46,136   15,255   26,442   45,955
      15   56,644  115,450  128,111  151,283   15,450   28,111   51,283   15,359   28,020   51,192
      16   62,101  115,254  129,446  156,733   15,254   29,446   56,733   15,254   29,446   56,733
      17   67,831  114,821  130,591  162,487   14,821   30,591   62,487   14,821   30,591   62,487
      18   73,848  114,136  131,518  168,554   14,136   31,518   68,554   14,136   31,518   68,554
      19   80,165  113,182  132,195  174,945   13,182   32,195   74,945   13,182   32,195   74,945
      20   86,798  111,931  132,578  181,656   11,931   32,578   81,656   11,931   32,578   81,656
      21   93,763  110,345  132,610  188,678   10,345   32,610   88,678   10,345   32,610   88,678
      22  101,076  108,378  132,224  195,985    8,378   32,224   95,985    8,378   32,224   95,985
      23  108,755  105,972  131,334  203,538    5,972   31,334  103,538    5,972   31,334  103,538
      24  116,818  103,068  129,850  211,294    3,068   29,850  111,294    3,068   29,850  111,294
      25  125,284    ***    127,690  219,211     ***    27,690  119,211     ***    27,690  119,211
      26  134,173    ***    124,777  227,260     ***    24,777  127,260     ***    24,777  127,260
      27  143,506    ***    121,036  235,409     ***    21,036  135,409     ***    21,036  135,409
      28  153,307    ***    116,396  243,631     ***    16,396  143,631     ***    16,396  143,631
      29  163,597    ***    110,774  251,889     ***    10,774  151,889     ***    10,774  151,889
      30  174,402    ***    104,059  260,116     ***     4,059  160,116     ***     4,059  160,116


The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothectical rates of return can be achieved for any one year or sustained over a period of time.

TAX CONSIDERATIONS

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

Introduction.  The following summary provides a general description of the
------------
federal income tax considerations relating to the Policy. This summary is based upon United Investors' understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). Because of the complexity of such laws and the fact that tax results will vary according to the factual status of the specific policy involved, tax advice from a qualified tax advisor may be needed by a person contemplating the purchase of a Policy or the exercise of elections under the Policy. It should therefore be understood that these comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Policy. Further, these comments do not take into account any federal estate tax and gift, state, or local tax considerations which may be involved in the purchase of a Policy or the exercise of elections under the Policy. For complete information on such federal and state tax considerations, a qualified tax advisor should be consulted. United Investors does not make any guarantee regarding the tax status of any policy and the following summary is not intended as tax advice.

Tax Status of the Policy

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. In addition, the Technical and Miscellaneous Revenue Act of 1988 ("TAMRA") established certain new requirements with respect to the mortality (i.e., cost of insurance) and other expense charges that are to be used in determining compliance with Section 7702. The Secretary of the Treasury has issued proposed regulations that would specify what will be considered reasonable mortality charges for Policies subject to TAMRA. However, these proposed regulations do not address other expense charges. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy. (See "Tax Treatment of Policy Benefits.")

With respect to a Policy that is issued on the basis of a standard rate class or a rate class involving a lower mortality risk (i.e., a preferred basis), while there is some uncertainty due to the lack of guidance on other expense charges, United Investors nonetheless believes that such a Policy should meet the Section 7702 definition of a life insurance contract. However, with respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher than standard mortality risk), it remains unclear whether or not such a Policy would satisfy Section 7702, particularly if the Owner pays the full amount of premiums permitted under the Policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, United Investors will take all steps possible in order to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, United Investors reserves the right to modify the Policy as necessary to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Variable Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. The Variable Account, through the Fund, intends to comply with the diversification requirements prescribed by the Treasury in Treas. Reg. Section 1.817-5, which affect how the Fund's assets may be invested. Although the Fund's investment adviser and United Investors are both indirectly owned by Torchmark Corporation, United Investors does not control the Fund or its investments. United Investors, however, believes that the Fund will be operated in compliance with the requirements prescribed by the Treasury.

In certain circumstances, owners of variable contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversifications, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets.

For example, the Owner has additional flexibility in allocating premium payments and Policy values. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, United Investors does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. United Investors therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

1. In general. United Investors believes that the proceeds and cash value
   ----------
increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101 (a)(1) of the Code.

The exchange of the Policy, a change of the Policy's Minimum Death Benefit, a Policy loan, an additional premium payment, a Policy lapse with an outstanding loan, a change of Owners, or a surrender may have tax consequences depending on the circumstances. In addition, federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Owner or Beneficiary. A competent tax adviser should be consulted for further information.

Generally, the Owner will not be deemed to be in constructive receipt of the cash value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from, or secured by, a Policy depend on whether the Policy is classified as a "modified endowment contract" under Section 7702A. Whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at the Maturity Date, if the amount receives plus the amount of any indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

2. Modified endowment contracts.  A Policy may be treated as a modified
   ----------------------------
endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether such a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy is "materially changed," it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change depends upon the relationship of the death benefit at the time of change to the Cash Value at the time of such change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

The manner in which the premium limitation and material change rules should be applied to certain features of the Policy and its riders is unclear. Nonetheless, under our current procedures, the Owner will be notified at the time a Policy is issued whether, according to our calculations, the Policy is or is not classified as a modified endowment contract based on the premium then received. The Owner will also be notified of the amount of the maximum annual premium which, according to our calculations, can be paid without causing a Policy to be classified as a modified endowment contract.

Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective Owner should contact a qualified tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before making any change to, including an exchange of or reduction in benefits of, a Policy to determine whether such change would cause the Policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.

If a Policy becomes a modified endowment contract, distributions such as Partial Surrenders and Policy Loans that occur during the Policy Year it becomes a modified endowment contract and any subsequent Policy Year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at the Maturity Date, if the amount received plus the amount of any indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

3. Distributions from Policies Classified as Modified Endowment Contracts.
   ----------------------------------------------------------------------
Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and benefits paid at maturity, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the cash value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy (including unpaid loan interest that is added to the principal of a loan) are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

4. Distributions from Policies not Classified as Modified Endowment Contracts.
   --------------------------------------------------------------------------
Distributions (such as Partial Surrenders or Policy Loans) from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Loans from, or secured by, a Policy that is not a modified endowment contract may be treated as indebtedness of the Owner, not as a distribution. Finally, neither distributions (including distributions upon surrender or lapse) nor loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10% additional income tax.

5. Policy Loan Interest.  Interest paid on a Policy Loan generally is not tax
   --------------------
deductible. The Owner should consult a competent tax adviser if the deductibility of interest paid on a policy loan is an important issue.

6. Investment in the Policy.  Investment in the Policy means (i) the aggregate
   ------------------------
amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

7. Multiple Policies.  All modified endowment contracts that are issued by
   -----------------
United Investors (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code.

8. Other Tax Consequences.  The Policy may be used in various arrangements,
   ----------------------
including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

Taxation of United Investors

United Investors incurs state and local premium taxes. The amount of the charge for such taxes is discussed above under "Charges and Deductions." At the present time, the United Investors makes no charge to the Variable Account for any federal, state or local taxes (other than state premium taxes) that it incurs which may be attributable to such Account or to the Policies. United Investors, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Variable Account or to the Policies.

Employment-Related Benefit Plans

On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policies described in this Prospectus contain guaranteed purchase rates for certain payment options that generally distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with their legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

ADDITIONAL INFORMATION

Directors and Officers of United Investors. United Investors is managed by a board of directors. The following table sets forth the name and principal occupations during the past five years of each of United Investors's directors and senior officers. Unless otherwise noted, the address for each person is United Investors Life Insurance Company, 2001 Third Avenue South, Birmingham, Alabama 35233.

--------------------------------------------------------------------------------
  Name and Position with
     United Investors          Principal Occupation During the Past Five Years
--------------------------------------------------------------------------------
W. Thomas Aycock             Vice President and Chief Actuary of United
Vice President and Chief     Investors since November 1992. Senior Vice
Actuary, Director            President and Actuary of Associated Doctors Health
                             & Life Insurance Co., December 1990 - November
                             1992.
--------------------------------------------------------------------------------
Charles T. Clayton, Jr.      Vice President-Agency Division since January 1987.
Vice President
--------------------------------------------------------------------------------
Michael J. Klyce             Vice President of Torchmark Corporation since
Vice President and           January 1984.
Treasurer
--------------------------------------------------------------------------------
John H. Livingston           Counsel of United Investors since May 1996.
Director, Secretary and      Secretary of United Investors since December 1994.
Counsel                      Associate Counsel of United Investors, July 1990 -
                             April 1996.  Associate Counsel of Liberty National
                             Life Insurance Company since October 1986.
--------------------------------------------------------------------------------
James. L. Mayton, Jr.        Vice President & Controller of Liberty National
Vice President and           Life Insurance Company since January 1985.
Controller
--------------------------------------------------------------------------------
Carol A. McCoy               Assistant Secretary of Torchmark Corporation since
Director                     April 1987. Associate Counsel of Torchmark
                             Corporation since January 1985.
--------------------------------------------------------------------------------
Anthony L. McWhorter         President of Liberty National Life Insurance
Director                     Company since December 1994.  Executive Vice
                             President and Chief Actuary of Liberty National,
                             November 1993 - December 1994.  Senior Vice
                             President & Chief Actuary of Liberty National,
                             September 1991 -November 1993.
--------------------------------------------------------------------------------
Ronald K. Richey             Chairman of Torchmark Corporation since August
Chairman of the Board and    1986 and Chief Executive Officer since December
Chief Executive Officer      1984. Chairman of United Investors Management
                             Company since October 1986.
--------------------------------------------------------------------------------
James L. Sedgwick            President of United Investors since September
President and Director       1991.  General Counsel, Vice President and
                             Secretary of United Investors, July 1979 -
                             September 1991.
--------------------------------------------------------------------------------
Ross W. Stagner              Vice President of United Investors since January
Vice President and Director  1992.  Assistant Vice President of United
                             Investors, March 1988 - January 1992.
--------------------------------------------------------------------------------
William L. Surber            Vice President of United Investors since April
Vice President and Director  1992.  Assistant Vice President of United
                             Investors, January 1982 - April 1992.
--------------------------------------------------------------------------------
Keith A. Tucker              Vice Chairman of Torchmark Corporation since May
Director                     1991.
--------------------------------------------------------------------------------

Sale of the Policies. Waddell & Reed, Inc., an affiliate of United Investors, acts as the principal underwriter of the Policies. Waddell & Reed, Inc. also acts as principal underwriter for United Investors Life Variable Account, a separate account also established by United Investors, and may act as principal underwriter for other separate accounts established by affiliates of United Investors. Waddell & Reed, Inc. is the principal underwriter of the funds in the United Group of Mutual Funds and Waddell & Reed Funds, Inc. Waddell & Reed, Inc. is a corporation organized under the laws of the state of Delaware in 1981, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Policies may not be available in all states. Waddell & Reed, Inc. may enter into written sales agreements with various broker-dealers to aid in the sale of the Policies. A commission plus bonus compensation may be paid to broker-dealers or agents in connection with sales of the Policies.

Voting of Portfolio Shares. United Investors is the legal owner of shares held by the Investment Divisions and as such has the right to vote on all matters submitted to shareholders of the Portfolios. However, as required by law, United Investors will vote shares held in the Investment Divisions at meetings of the shareholders of the Portfolios in accordance with instructions received from Owners with Policy Value in the Investment Divisions. TMK/United does not hold regular annual shareholder meetings. To obtain voting instructions from Owners, before a meeting of shareholders of the Portfolios, United Investors will send Owners voting instruction material, a voting instruction form and any other related material. Shares held by an Investment Division for which no timely instructions are received will be voted by United Investors in the same proportion as those shares for which voting instructions are received. Should the applicable federal securities laws, regulations or interpretations thereof change so as to permit United Investors to vote shares of the Portfolios in its own right, United Investors may elect to do so. United Investors may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, United Investors may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Portfolios, provided that United Investors reasonably disapproves of such changes in accordance with applicable federal regulations. If United Investors ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next report to Owners.

Other Information. A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

Litigation. No legal or administrative proceeding is pending that would have a material effect upon the Variable Account.

Legal Matters. All matters of Missouri law pertaining to the Policy, including the validity of the Policy and United Investors' right to issue the Policy under Missouri insurance law and any other applicable state insurance or securities laws, have been passed upon by James L. Sedgwick, Esq., President of United Investors. Legal advice regarding certain matters relating to federal securities laws applicable to the issuance of the Policy described in this prospectus has been provided by Sutherland, Asbill & Brennan, L.L.P. of Washington, D.C.

Experts. The financial statements of United Investors included in this prospectus have been audited by___________________________________________
independent accountants, whose report thereon is set forth elsewhere herein. Actuarial matters included in this prospectus have been examined by W. Thomas Aycock, Vice President and Chief Actuary of United Investors, whose opinion is filed as an exhibit to the registration statement.

Financial Statements. The financial statements of United Investors appear on the following pages. No financial statements are presented for the Variable Account because it has yet to commence operations. The financial statements of United Investors should be distinguished from financial statements of the Variable Account (once the Variable Account's financial statements are presented) and should be considered only as bearing upon United Investors's ability to meet its obligations under the Policies.

                                   APPENDIX A
                  Surrender Charges Per $1,000 of Face Amount


 Issue
 -----
  Age        Year 1-6  Year 7  Year 8  Year 9  Year 10  Year 11  Year 12  Year 13  Year 14  Year 15  Year 16  Year 17+
  ---        --------  ------  ------  ------  -------  -------  -------  -------  -------  -------  -------  --------
0-25            $6.00    5.45    4.91    4.36     3.82     3.27     2.73     2.18     1.64     1.09     0.55      0.00
26-30           $6.50    5.91    5.32    4.73     4.14     3.55     2.95     2.36     1.77     1.18     0.59      0.00
31-35           $7.00    6.36    5.73    5.09     4.45     3.82     3.18     2.55     1.91     1.27     0.64      0.00
36-40           $7.75    7.05    6.34    5.64     4.93     4.23     3.52     2.82     2.11     1.41     0.70      0.00
41-45           $8.75    7.95    7.16    6.36     5.57     4.77     3.98     3.18     2.39     1.59     0.80      0.00
46-50          $10.00    9.09    8.18    7.27     6.36     5.45     4.55     3.64     2.73     1.82     0.91      0.00
51-55          $11.50   10.45    9.41    8.36     7.32     6.27     5.23     4.18     3.14     2.09     1.05      0.00
56-60          $13.75   12.50   11.25   10.00     8.75     7.50     6.25     5.00     3.75     2.50     1.25      0.00
61-65          $16.75   15.23   13.70   12.18    10.66     9.14     7.61     6.09     4.57     3.05     1.52      0.00
66-70          $20.75   18.86   16.98   15.09    13.20    11.32     9.43     7.55     5.66     3.77     1.89      0.00
71-75          $26.00   23.64   21.27   18.91    16.55    14.18    11.82     9.45     7.09     4.73     2.36      0.00

NOTE: These rates are interpolated during each year. The charge shown is for the beginning of each year. For example, for a 35-year old at issue, during year 6 the charge declines from $7.00 per $1,000 of Face Amount at the beginning of the year to $6.36 per $1,000 of Face Amount at the end of the year.

                          UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

          Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Article XII of United Investors' By-Laws provides as follows:

     Each Director or officer, or former Director or officer, of this Corporation, and his legal representatives, shall be indemnified by the Corporation against liabilities, expenses, counsel fees and costs, reasonably incurred by him or his estate in connection with, or arising out of, any action, suit, proceeding or claim in which he is made a party by reason of his being, or having been, such Director or officer; and any person who, at the request of this Corporation, serves as Director or officer of another corporation in which this Corporation owns corporate stock, and his legal representatives, shall in like manner be indemnified by this Corporation; provided that, in either case shall the Corporation indemnify such Director or officer with respect to any matters as to which he shall be finally adjudged in any such action, suit or proceeding to have been liable for misconduct in the performance of his duties as such Director or officer. The indemnification herein provided for shall apply also in respect of any amount paid in compromise of any such action, suit, proceeding or claim asserted against such Director or officer (including expenses, counsel fees, and costs reasonably incurred in connection therewith), provided that the Board of Directors shall have first approved such proposed compromise settlement and determined that the officer or Director involved is not guilty of misconduct, but in taking such action any Director involved shall not be qualified to vote thereof, and if for this reason a quorum of the Board cannot be obtained to vote on such matters, it shall be determined by a committee of three (3) persons appointed by the shareholders at a duly called special meeting or at a regular meeting. In determining whether or not a Director or officer is guilty of misconduct in relation to any such matter, the Board of Directors or committee appointed by the shareholders, as the case shall be, may rely conclusively upon an opinion of independent legal counsel selected by such Board or committee. The rights to indemnification herein provided shall not be exclusive of any other rights to which such Director or officer may be lawfully entitled.

                REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

          United Investors Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by United Investors Life Insurance Company.


                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The prospectus consisting of ___ pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representation pursuant to Section 26(e)(2)(A).
     The signatures.
     Written consents of the following persons: _______________________________.

     The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     1.   A.

          (1) Resolution of the Board of Directors of United Investors Life Insurance Company establishing United Investors Universal Life Variable Account.
          (2)  Not Applicable
          (3)  (a)    Form of Underwriting Agreement /1/
               (b)    Form of Distribution Agreement /1/
               (c)    Schedule of Sales Commissions /1/
          (4)  Not applicable
          (5)  (a)    Specimen Flexible Premium Variable Life Insurance Policy
               (b)    Accelerated Death Benefit Rider
               (c)    Disability Waiver of Monthly Deduction Rider
               (d)    Additional Insured Term Insurance Rider
               (e)    Children's Term Insurance Rider
               (f)    Accidental Death Benefit Rider
          (6)  (a)    Articles of Incorporation of United Investors Life
                      Insurance Company. /2/
               (b)    By-laws of United Investors Life Insurance Company. /2/
          (7)  Not applicable
          (8)  Form of Participation Agreement /1/
          (9)  Not applicable
          (10) Application form /1/
          (11) Description of issuance, transfer and redemption procedures. /1/
          B.   Not applicable
          C.   Not applicable

     2. Opinion and consent of James L. Sedgwick as to the legality of the securities being registered. /1/

     3.   Not applicable

     4.   Not applicable

     5.   Not applicable

     6. Opinion and consent of W. Thomas Aycock as to actuarial matters pertaining to the securities being registered. /1/

     7.   (a)    Consent of independent accountants /1/
          (b)    Consent of Sutherland, Asbill & Brennan, L.L.P. /1/

     8.   Powers of Attorney

-----------------------------

/1/  To be filed by amendment.
/2/ Incorporated herein by reference to the registration statement on Form S-6 (File No. 33-11465), filed on behalf of United Investors Life Variable Account on January 22, 1987.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, United Investors Universal Life Variable Account, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Birmingham and the State of Alabama, on this 25th day of April, 1997.

                                United Investors Universal Life Variable Account
(SEAL)                              (Registrant)

                                By: United Investors Life Insurance Company
                                    (Depositor)

Attest: /s/  Ross W. Stagner    By: /s/ James L. Sedgwick
        -----------------------    ----------------------
         Vice President                  James L. Sedgwick
                                         President
                                         United Investors Life Insurance Company



Pursuant to the requirements of the Securities Act of 1933, United Investors Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Birmingham and the State of Alabama, on the 25th day of April, 1997.


                                United Investors Life Insurance Company

(SEAL)

Attest: /s/ Ross W. Stagner     By: /s/ James L. Sedgwick
       -----------------------     ----------------------
       Vice President                    James L. Sedgwick
                                         President
                                         United Investors Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.


Signature                         Title                          Date
---------                         -----                          ----
/s/ Ronald K. Richey      Chairman of the Board of Directors     April 25, 1997
------------------------  and Chief Executive Officer
Ronald K. Richey


/s/ W. Thomas Aycock      Vice President and Chief Actuary,      April 25, 1997
------------------------  Director
W. Thomas Aycock


/s/ James L. Sedgwick     President                              April 25, 1997
------------------------
James L. Sedgwick


/s/ Michael J. Klyce      Vice President and Treasurer           April 25, 1997
------------------------
Michael J. Klyce


/s/ John H. Livingston    Director, Secretary and Counsel        April 25, 1997
------------------------
John H. Livingston


/s/ James L. Mayton, Jr.  Vice President and Controller          April 25, 1997
------------------------
James L. Mayton, Jr.


/s/ Anthony L. McWhorter  Director                               April 25, 1997
------------------------
Anthony L. McWhorter


/s/ Carol A. McCoy        Director                               April 25, 1997
------------------------
Carol A. McCoy


/s/ Ross W. Stagner       Vice President and Director            April 25, 1997
------------------------
Ross W. Stagner


/s/ William L. Surber     Vice President and Director            April 25, 1997
------------------------
William L. Surber


/s/ Keith A. Tucker       Director                               April 25, 1997
------------------------
Keith A. Tucker
